[redacted]

08006260

PHOSPHAGENICS

RECEIVED

2008 DEC 16 A 4:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File Reference no. 82-34939

30 September 2008

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W.
WASHINGTON DC 20549
USA

SUPPL

Dear Sirs

re : **Phosphagenics Limited ("PPGNY")**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy for all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investment Commission ("ASIC") since and including 1 July 2008 to 30 September 2008.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the December 2008 quarter.

Yours faithfully
Phosphagenics Limited

PROCESSED
DEC 18 2008
THOMSON REUTERS

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission usa 30 09 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

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PHOSPHAGENICS LIMITED (POH)

Announcements released as POH

Date	Headline
23/09/2008	Initiation of Phase 1 Clinical Trial Transdermal Lidocaine
22/09/2008	AIM Update
18/09/2008	Revised Form 603 - NextGen Pet Ltd
15/09/2008	Becoming a substantial holder
29/08/2008	Half Yearly Report and Accounts
21/07/2008	Phosphagenics July 2008 Newsletter
08/07/2008	Initial Director`s Interest Notice - Mr Michael Ashton
08/07/2008	Director Appointment Mr Michael ASHTON

PHOSPHAGENICS

08 July 2008

Company Announcement

Phosphagenics appoints US-based Non-Executive Director

Phosphagenics Limited ("Phosphagenics") (ASX: POH, AIM: PSG, OTCQX: PPGNY) today announced the appointment of Michael Ashton as a Non-Executive Director. In addition to joining the Board of Directors, he will also consult to the Company on commercialisation strategies.

Michael has more than 30 years' experience in the international pharmaceutical industry having held senior management positions with Merck Inc., Pfizer Inc., Faulding Inc. and SkyePharma Plc, where he was CEO.

He is a member of the Boards of Hikma Plc., Proximagen Neuroscience Plc. and Transition Therapeutics Inc.

Harry Rosen, Phosphagenics' President & CEO, said: "I am delighted to welcome Michael to our Board and believe his appointment considerably strengthens our commercial team."

Michael Ashton said: "The Company's technologies and new product development opportunities are very exciting. I am very pleased to be joining the Board at this time."

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Company Contact Details:
Harry Rosen
Phosphagenics Limited
President & CEO
Tel +61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
Tel +61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
Financial Dynamics
Tel +1 212 850 5683

PHOSPHAGENICS

8 July 2008

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sirs

re : **PHOSPHAGENICS LIMITED**

Appointment of Director: Mr M R D Ashton
Appendix 3X Notice

Further to this mornings announcement of the appointment of Mr M R D Ashton as a Non-Executive Director of Phosphagenics Limited.

Attached for release to the market is an Appendix 3X Notice advising of Mr Ashton's exiting entitlement to the issued securities of the Company.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\3x ma 08 07 08

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PHOSPHAGENICS LIMITED**
ABN	**32 056 482 403**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**MICHAEL ASHTON**
Date of appointment	08 JULY 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities   REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** REFER ANNEXURE "A"

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NOT APPLICABLE
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

p\asx\3x ma 08 07 08

+ See chapter 19 for defined terms.

Annexure "A"
Michael Richard Dwyer ASHTON

APPENDIX 3X
08 JULY 2008

Legal and/or Beneficial Entitlement to Phosphagenics Limited securities

	SHARES POH	OPTIONS POHOB	TOTAL
Michael R D ASHTON	100,000	-	100,000
ISSUED SECURITIES	663,542,406	59,630,948	
PERCENTAGE ENTITLEMENT	0.0151%	N/A	

COMMENTS:

1 Mr Ashton was appointed to the Board of Directors of Phosphagenics Limited on 08 July 2008.

2 At the date of his appointment, 08 July 2008, Mr Ashton was the legal and beneficial holder of the 100,000 ordinary Phosphagenics Limited shares previously registered in his name in the Register of Members.

p\asx\3x ma 08 07 08

+ See chapter 19 for defined terms.

PHOSPHAGENICS
NEWSLETTER | JULY 2008
PHOSPHAGENICS LIMITED
ABN: 32 056 482 403



President & CEO - Harry Rosen

Dear Shareholders,

I would like to take this opportunity to update you on our progress since our December newsletter.

Our strategy is focused on accelerating our clinical program and we plan to have seven products in the clinic by the end of 2008 *(refer to pages 2 and 3)*.

This month we achieved favourable results in our U.S. safety and irritation human trial for our lead dermal product, TPM/tretinoin (tretinoin is also known as retinoic acid). Based on these results, and the three-fold increase in penetration rates achieved in our pre-clinical development with this product, we are planning a human dermal pharmacokinetic trial later this year. This will then be followed by an efficacy trial.

We also completed phase 1b transdermal insulin and phase 1 transdermal oxycodone trials, announced in August and December 2007, respectively.

This year, we are scheduled to complete the following trials:

- a phase 2 transdermal insulin trial, despite frustrating delays in patient recruitment;
- a phase 2 Phospha E® trial, in partnership with Nestlé Nutrition (Nestlé);
- a phase 1 lidocaine trial (localised delivery); and
- a phase 1 diclofenac trial (localised delivery).

We've experienced recruitment delays in our Phospha E® clinical trial. In an effort to address this issue we have increased the number of trial sites from three to five. We now expect to complete this trial by the end of 2008 with results anticipated during Q1 2009.

To finance our clinical program we raised A$9.1 million via institutional investors in Australia and the U.S. which, together with government grants and other expected revenues, will underpin our R&D program through to the end of 2009.

This capital raising is a testament to the strength of our technology and market confidence in the Company, despite turbulent world financial markets. It is also consistent with our strategy to balance risk and maximise returns by internally funding our clinical program and not license our intellectual property too early in its development.

We are committed to establishing our commercial operations in the U.S. and have recently appointed New York-based Fred Banti as our Chief Business Officer and Senior Vice President. Meanwhile, our Board has been strengthened with the appointment of Michael Ashton as a Non-Executive Director.

Fred and Michael have an accumulated 55 years' experience in the pharmaceutical industry, and their appointments indicate that we have reached a pivotal point in our corporate development where greater emphasis will be placed on commercial outcomes.

As we look forward, we are anticipating an exciting second half of 2008.

Regards,

Harry Rosen

Harry Rosen

PHOSPHAGENICS APPOINTS U.S. - BASED NON-EXECUTIVE DIRECTOR

This month Phosphagenics appointed Michael Ashton as a Non-Executive Director.

Michael has more than 30 years' experience in the international pharmaceutical industry having held senior management positions with Merck Inc., Pfizer Inc., Faulding Inc. and SkyePharma Plc, where he was CEO.

He is a member of the Boards of Hikma Plc., Proximagen Neuroscience Plc. and Transition Therapeutics Inc.

Harry Rosen, Phosphagenics' President & CEO, said: "I am delighted to welcome Michael to our Board and believe his appointment considerably strengthens our commercial team."

Michael Ashton said: "The Company's technologies and new product development opportunities are very exciting. I am very pleased to be joining the Board at this time."

2008 PRODUCT PIPELINE

TRANSDERMAL DELIVERY

Insulin
Phosphagenics commenced a phase 2 insulin trial in late 2007 after the completion of a phase 1b trial in August 2007 confirmed the safety and tolerability of our proprietary drug delivery platform (TPM) to deliver insulin into the bloodstream without adverse effects.

Recruiting suitable patients with diabetes, which fall within the parameters of the trial selection criteria, has frustratingly hindered our progress. Consequently, we have recently opened an additional site and now anticipate the completion of our phase 2 insulin trial by the end of 2008.

This trial is being conducted under the guidance of William Hsu of the Joslin Diabetes Centre, Harvard Medical School, Boston, MA.

Oxycodone
Phosphagenics' aim is to become the first company to commercialise a sustained-release oxycodone patch for chronic-pain sufferers.

We are currently developing a transdermal patch for oxycodone in collaboration with a leading global patch development company and plan to re-enter the clinic with oxycodone as soon as the patch development is complete.

Our agreement with the patch company provided for the patch development to be completed this month and to re-enter clinical trials this quarter. We are now informed that the patch should be completed prior to the end of the year.

Oxycodone is a blockbuster drug with annual sales exceeding US$1.5 billion. It is currently only available in tablet or injectable form so a new delivery system should capture a reasonable percentage of the current market.

PRODUCTS IN DEVELOPMENT IN AUSTRALIA

	Discovery & Research	Pre-clinical	Phase 1	Phase 2	Target Application
Drug Delivery - Systemic/Transdermal					
Insulin					Diabetes
Morphine					Pain Management
Oxycodone					Pain Management
Drug Delivery - Non-systemic/Localised					
Lidocaine					Pain Management
Diclofenac					Pain Management
Oral					
Phospha E® (Nutra)					Metabolic Syndrome

ORAL

Phospha E®
Late last year we commenced a phase 2 clinical trial with Nestlé to establish the efficacy of Phospha E® in the management of metabolic syndrome.

Metabolic syndrome is characterised by a group of risk factors that increase the threat of diabetes, coronary heart disease and other diseases associated with plaque build up in artery walls.

Due to recruitment delays, the completion of this trial is now expected later in the year with results to be finalised in Q1 2009.

Upon the successful completion, under the terms agreed, a commercial agreement is expected to be signed granting Nestlé a worldwide exclusive licence to use Phospha E® in certain foods while we maintain the manufacturing rights.

Phosphagenics has built a strong relationship with Nestlé since undertaking two pre-clinical studies in 2006, which showed that Phospha E®, when given orally, significantly reduced many of the key biomarkers associated with metabolic syndrome.

PRODUCTS IN DEVELOPMENT IN THE U.S.

	Safety	Dermal Pharmacokinetic	Efficacy	Target Application
Drug Delivery - Dermatology				
Tretinoin (Retinoic Acid)				Acne

LOCALISED DELIVERY

Lidocaine
In April 2008, we announced positive results of a pre-clinical study – our first targeted localised delivery study – using TPM for the delivery of lidocaine, a pain management drug, commonly used as a local anaesthetic for dentistry, minor surgeries, back pain and arthritis, among other indications.

The results of this study showed that TPM is capable of improving the penetration rate and delivery concentration of lidocaine, while importantly, limiting systemic exposure.

A phase 1 human clinical trial is scheduled to commence in Q3 2008, with completion due prior to the end of 2008.

Diclofenac
In addition to lidocaine, Phosphagenics is also utilising its TPM targeted, non-systemic delivery technology to deliver anti-inflammatory compounds.

We plan to conduct a phase 1 clinical trial in Q4 2008 to improve the delivery of a leading anti-inflammatory drug, diclofenac, commonly marketed as Voltaren®.

DERMAL DELIVERY

Tretinoin (Retinoic Acid)
Tretinoin is the topical treatment of choice for acne. However, it is poorly soluble and associated with irritation and dryness of the skin.

Our pre-clinical study in June 2007 showed a three-fold increase in the level of tretinoin delivered into the skin using our platform technology, compared to tretinoin alone.

Following this, we have obtained favourable results in our human safety and irritation TPM/tretinoin clinical trial conducted in the U.S. and plan to commence a human dermal pharmacokinetic trial towards the end of 2008.

The market for topical prescription retinoids, such as tretinoin, for acne treatment exceeds US$350 million annually. If our pre-clinical study results are repeated in our forthcoming human clinical trials then we can expect to potentially expand the current market, and very likely capture a significant proportion of the existing market.

PHOSPHAGENICS WELCOMES FRED BANTI



Senior Vice President & Chief Business Officer - Fred Banti

Q: What attracted you to Phosphagenics?

A: I was attracted to Phosphagenics because of its proprietary world-class TPM technology. This unique delivery platform is capable of delivering a wide range of small and large molecules both topically (into skin) and across the skin (into the bloodstream) – it has many applications in multiple therapeutic areas, including pharmaceutical, nutraceutical and cosmeceutical.

It is an exciting time to be at Phosphagenics with seven products in our pipeline that are either in clinical trials or about to enter the clinic.

Q: What are your priorities in the next six months?

A: In short, my role will be to prioritise our pipeline projects, with respect to project value, speed to market and overall cost of development. Then to leverage this information to generate data in clinical trials that will drive collaborations with partners.

Convincing data that meets an unmet medical need, such as the transdermal delivery of insulin, will focus worldwide attention on our technology from potential collaboration partners.

Q: As an Australian company with a global focus, how do you think Phosphagenics fares at a global level?

A: I believe we are very competitive. Our TPM technology differs from any technology in the world and is capable of producing vesicles that can carry a range of drugs through the skin.

This makes it an incredibly robust technology that can improve or meet unmet needs faced by patients all around the globe, such as pain management and diabetes, as well as many other areas that we have yet to start development – so I think we are well positioned with our technology platform.

PHOSPHAGENICS' GLOBAL POSITIONING



Boston (U.S.)
• Tufts University
• William Hsu, Joslin Diabetes Centre, Harvard Medical School
London (U.K.)
• London Stock Exchange's Alternative Investment Market (AIM)
• Collins Stewart
Berne (Switzerland)
• University of Berne
• Nestlé Nutrition (Vevey)
California (U.S.)
• UC Davis Medical Centre (Sacramento)
Dunedin (N.Z.)
• Professor Thomas Rades, University of Otago
Brisbane (Australia)
• Q-Pharm
New York (U.S.)
• Phosphagenics' New York office
• Pinksheets (OTCQX)
• Financial Dynamics
• The Bank of New York Mellon
• International Specialty Products (ISP)
Adelaide (Australia)
• CMAX - Royal Adelaide Hospital
Melbourne (Australia)
• Phosphagenics' Head Office
• Phosphagenics' Production Plant
• Monash University
• Australian Stock Exchange (ASX)

Level 2, 90 William Street Melbourne VIC 3000 | Ph: +61 3 9605 5900 | Fax: +61 3 9605 5999
Email: info@phosphagenics.com | www.phosphagenics.com |
Security Codes: ASX (POH); AIM (PSG); OTCQX (PPGNY)
PHOSPHAGENICS

PHOSPHAGENICS

29 August 2008

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sirs

re : PHOSPHAGENICS LIMITED

HALF-YEARLY REPORT : APPENDIX 4D

Enclosed for release to the market is the Company's Appendix 4D Report for the half-year ended 30 June 2008 inclusive of the signed Financial Report of the Company for that period.

Yours faithfully
Phosphagenics Limited

Mourice Garbutt
Company Secretary
poh\asx\half-yearly report 30 06 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Phosphagenics Limited

(ABN 32 056 482 403)

Appendix 4D

Half Year Report for the period ended on 30 June 2008

Table of Contents

Section 2: HIGHLIGHTS OF RESULTS, DIVIDENDS & ANALYSTS INFORMATION

The following comment is to be read in conjunction with the summarised results report:

The results for the half-year period ended 30 June 2087 reflect:

As is noted in the accompanying Directors' Report for the half-year period ended 30 June 2008 the accelerated R & D programme enabled the Company to announce the following important results:

The principal activity of Phosphagenics and its controlled entities for the half year period was the continued development of the Company's intellectual property on which $3.705 million (2007: $2.817 million) was expended to advance its research and development program with the following important results:

1. *A pre-clinical study combining the Companies APA-01 product candidate and statin atorvastatin (Lipitor™) demonstrated a statistical significant reduction in serum lipids and inflammatory proteins involved in the development of atherosclerosis.*

2. *The joint phase 2 human clinical trial with Nestlé Nutrition to establish the efficacy of Phosphagenics' Phospha E® in the management of metabolic syndrome is advancing at five sites in Australia.*

3. *The completion, with favourable results, of a safety and irritation human clinical trial in the U.S. for its lead dermatological product, TPM/tretinoin (tretinoin is also known as retinoic acid).*

4. *An independent panel of food safety experts unanimously concluded that Phosphagenics' patented Phospha E® is Generally Recognised As Safe (GRAS).*

5. *Received ethics approval to commence treating patients with Type 1 diabetes in a phase 2 clinical trial using its patented transdermal insulin delivery system, TPM/insulin.*

6. *Positive results of a pre-clinical study using TPM, the Company's patented drug delivery system, for the targeted delivery of lidocaine, demonstrating increased efficacy while restricting systemic exposure.*

For the 6 months ended 30 June 2008, the Company returned an after tax loss of $4.121 million (2007: $3.474 million).

Appendix 4D

PHOSPHAGENICS LIMITED

ABN 32 056 482 403

Half Year Report
Period Ended 30 June 2008

(Previous Corresponding Period: Half year ended 30 June 2007)

Results for announcement to the market

		$A'000	$A'000
		6 months 30 June 2008	6 months 30 June 2007
Revenues from ordinary activities	(Up 11%)	2,220	2,000
(Loss) from ordinary activities after tax attributable to members	(Up 19%)	(4,121)	(3,474)
Net (Loss) for the period attributable to members	(Up 19%)	(4,121)	(3,474)

Dividends (distributions)	Amount per security	Franked amount per security
6 months ended 30 June 2008 N/A	-	N/A ¢
6 months ended 30 June 2007 N/A	-	N/A ¢
Record date for determining entitlements to the dividend	N/A	

Brief explanation necessary to enable the figures above to be understood:

For the 6 months ended 30 June 2008 the Company retumed an after tax loss of $4.121 million (2007: $3.474 million).

During the period, the Company continued to advance its research and development program with the following results:

1. A pre-clinical study combining the Companies APA-01 product candidate and statin atorvastatin (Lipitor™) demonstrated a statistical significant reduction in serum lipids and inflammatory proteins involved in the development of atherosclerosis.

2. The joint phase 2 human clinical trial with Nestlé Nutrition to establish the efficacy of Phosphagenics' Phospha E® in the management of metabolic syndrome is advancing at five sites in Australia.

3. The completion, with favourable results, of a safety and irritation human clinical trial in the U.S. for its lead dermatological product, TPM/tretinoin (tretinoin is also known as retinoic acid).

4. An independent panel of food safety experts unanimously concluded that Phosphagenics' patented Phospha E® is Generally Recognised As Safe (GRAS).

5. Ethics approval to commence treating patients with Type 1 diabetes in a phase 2 clinical trial using its patented transdermal insulin delivery system, TPM/insulin.

6. Positive results of a pre-clinical study using TPM, the Company's patented drug delivery system, for the targeted delivery of lidocaine, demonstrating increased efficacy while restricting systemic exposure.

To ensure the Company has the ability to fund its research and development program, it raised equity capital of $8.773 million during the period and as at 30 June 2008 funds in hand totalled $15.630 million (2007: $10.715 million); refer to the Cash Flow Statement. At 30 June 2008 Shareholders Equity totalled $138.421 million (2007: $133.761 million); refer to the Statement of Changes in Equity.

To examine in detail the information referred to above please visit the Company's website at: www.phosphagenics.com or contact the Company by telephone +613 9605 5900 or by facsimile +613 9605 5999

Net Tangible Assets Per Security

Net tangible assets per security (with the comparative figure for the previous corresponding period):

	30 June 2008	30 June 2007
Net tangible assets per security	2.69 Cents	3.19 Cents

Section 3: STATUTORY SECTION 320 ACCOUNTS

The Financial Report for the half-year period ended 30 June 2008, as attached, is inclusive of:

Phosphagenics Limited

ABN 32 056 482 403

Financial Report

for the half year ended 30 June 2008

Contents

Directors' Report

The Directors of Phosphagenics Limited submit their report for the half-year ended 30 June 2008.

DIRECTORS

The names and particulars of the Directors of Phosphagenics Limited in office at any time during or since the end of the period:

Currently in Office

ASSOCIATE PROFESSOR ANDREW LANCELOT VIZARD (AGED 50 YEARS) BVSC (HONS) MVPM
NON EXECUTIVE INDEPENDENT DIRECTOR SINCE JULY 1999 AND CHAIRMAN SINCE OCTOBER 2000
LAST RE-ELECTED MAY 2007

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over 50 scientific papers.

Professor Vizard is currently a Non-Executive Director of Ridley Corporation Ltd and Animal Health Australia Ltd and is a Trustee of the Australian Wool Education Trust. In addition, Professor Vizard has been a board member of a number of statutory scientific and commercial organisations.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee.

HARRY ROSEN (AGED 61 YEARS) BA , LLB
EXECUTIVE DIRECTOR APPOINTED TO THE BOARD IN JUNE 1999
APPOINTED MANAGING DIRECTOR DECEMBER 2005
LAST RE-ELECTED MAY 2004 (* AS MANAGING DIRECTOR MR ROSEN IS NOT REQUIRED TO RETIRE BY ROTATION)

Mr Rosen is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the U.S. in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (BA-Psychology) and Melbourne University (LLB).

JONATHAN LANCELOT ADDISON (AGED 55 YEARS) BEC (TAS), ASIC, CFTP (SNR)
NON EXECUTIVE DIRECTOR SINCE NOVEMBER 2002
LAST RE-ELECTED MAY 2008

Mr Addison has over 30 years in the investment management industry, including wide experience in superannuation. Currently he is the Investment Manager (formerly Fund Manager) of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the investment management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting

practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Mr Addison also holds Non-Executive Directorships with Austcorp Capital Funds Management Limited, African Enterprise Limited, African Enterprises New Zealand Limited, Hawksbridge Limited and Global Masters Fund Limited.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

PROFESSOR JOHN MILLS (AGED 68 YEARS) BS (HONS), MD, FACP, FRACP
NON-EXECUTIVE INDEPENDENT DIRECTOR SINCE MARCH 2004
LAST RE-ELECTED MAY 2007

Professor Mills has a long and distinguished career in medical research, clinical medicine and biomedical business. In addition to his position as a Non-Executive Director of Phosphagenics, he is Executive Chairman of Cavidi AB, Executive Director of TissuePath Pty Ltd, a Non-Executive Director of GBS Venture Partners Pty Ltd and, previously, a Non-Executive Director and Chairman of Amrad Corporation and Managing Director of Narhex Life Sciences Limited. He holds professional appointments at Monash University and RMIT, and is a consulting physician at the Alfred and Austin Hospitals in Melbourne.

Professor Mills has published over 200 scientific articles and has served as a consultant to the pharmaceutical industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee and is also a member of Phosphagenics Limited's Scientific Advisory Board.

DR ESRA OGRU (AGED 33 YEARS) BSC (HONS) PHD
EXECUTIVE DIRECTOR RESEARCH & DEVELOPMENT SINCE OCTOBER 2005
LAST RE-ELECTED MAY 2006

Dr Ogru is responsible for the co-ordination and management of pre-clinical, clinical and development research in Australia and internationally. She achieves this through leadership of a team of experienced pharmaceutical scientists and chemists and strategic collaborations.

In this role, Dr Ogru has developed commercial opportunities for both the Company's nutraceutical division and pharmaceutical technologies, such as transdermal drug delivery and drug enhancement platforms for cancer, heart disease and chronic pain management.

Dr Ogru has many years experience in both the academic and commercial aspects of the industry and has publications in peer-reviewed journals. Prior to joining Phosphagenics in 2001, Dr Ogru carried out significant research on obesity and diabetes. Additionally she has considerable experience in the management and coordination of pre-clinical and clinical development of pharmaceutical products.

MICHAEL RICHARD DWYER ASHTON (AGED 62 YEARS) B.PHARM, MBA
NON-EXECUTIVE DIRECTOR APPOINTED TO THE BOARD ON 8 JULY 2008

Mr Ashton has more than 30 years' experience in the international pharmaceutical industry having held senior management positions with Merck Inc. and Pfizer Inc., and executive board positions with Fauldings Inc. and SkyePharma Plc.

Mr Ashton was CEO and Director of SkyePharma Plc., initially he was responsible for the re-organisation of SkyePharma AG as a public enterprise (1996 – 1998). In 1998 he took over responsibility of the operations of the SkyePharma Plc. group and re-organised the international structure in Europe and the U.S. and the world wide Business Development Group.

Earlier Mr Ashton was Chairman, President and CEO of Faulding Inc., the U.S. subsidiary he opened for FH Faulding, Australia's largest pharmaceutical company, and CEO of Purepac Inc. During that time, he supervised the start-up of David Bull in the U.S. and Canada and oversaw restructuring of Purepac Inc., into a leader of the U.S. generic pharmaceutical industry.

In addition, Mr Ashton served with Pfizer International for 13 years in various roles, which included Director of Pharmaceutical Business Development for Europe/Canada, Vice President of Pharmaceutical Development for

Africa/Middle East, Pharmaceutical Business Director of Nigeria and Group Product Manager for the International Division in New York.

Mr Ashton previously applied his pharmacist background to various management positions during six years at Merck Sharp and Dohme in Sydney and the U.S.

Mr Ashton is a member of the Boards of Hikma Pharmaceuticals Plc, Proximagen Neuroscience Plc and Transition Therapeutics Inc.

Mr Ashton holds a Bachelor of Pharmacy degree from Sydney University and a Masters in Business Administration from Rutger University, New Jersey, USA.

FORMER DIRECTORS:

MICHAEL DAVID PRESTON (AGED 62 YEARS) MA, FCA
NON-EXECUTIVE DIRECTOR FOR THE PERIOD NOVEMBER 2004 TO 23 MAY 2008
LAST RE-ELECTED MAY 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in the U.S. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group Plc, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group Plc, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and U.S. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

As announced at the Annual General Meeting ("AGM") of shareholders in May 2008 Mr Preston, in view of the growing demands on his time from his UK & U.S. business activities, did not seek re-election at the AGM held on 23 May 2008 and, as a consequence, automatically ceased to be a director of the Company at the conclusion of that meeting.

PRINCIPAL ACTIVITIES

The principal activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

RESULTS

For the 6 months ended 30 June 2008, the Company returned an after tax loss of $4.121 million (2007: $3.474 million). The principal activity of Phosphagenics and its controlled entities for the half year period was the continued development of the Company's intellectual property on which $3.705 million (2007: $2.817 million) was expended.

To ensure the Company has the ability to fund its research and development program, it raised equity capital of $8.773 million during the period and as at 30 June 2008 funds in hand totalled $15.630 million (2007: $10.715 million); refer to the Cash Flow Statement. As at 30 June 2008 Shareholders Equity totalled $138.421 million (2007: $133.761 million); refer to the Statement of Changes in Equity.

DIVIDENDS

The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the period to 30 June 2008.

REVIEW AND RESULTS OF OPERATIONS

During the period, the Company continued to advance its research and development program with the following important results:

1. A pre-clinical study combining the Companies APA-01 product candidate and statin atorvastatin (Lipitor™) demonstrated a statistical significant reduction in serum lipids and inflammatory proteins involved in the development of atherosclerosis.

2. The joint phase 2 human clinical trial with Nestlé Nutrition to establish the efficacy of Phosphagenics' Phospha E® in the management of metabolic syndrome is advancing at five sites in Australia.

3. The completion, with favourable results, of a safety and irritation human clinical trial in the U.S. for its lead dermatological product, TPM/tretinoin (tretinoin is also known as retinoic acid).

4. An independent panel of food safety experts unanimously concluded that Phosphagenics' patented Phospha E® is Generally Recognised As Safe (GRAS).

5. Received ethics approval to commence treating patients with Type 1 diabetes in a phase 2 clinical trial using its patented transdermal insulin delivery system, TPM/insulin.

6. Positive results of a pre-clinical study using TPM, the Company's patented drug delivery system, for the targeted delivery of lidocaine, demonstrating increased efficacy while restricting systemic exposure.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

During the period to 30 June 2008 there was no significant change in the state of affairs of the consolidated entity other than that referred to in the half-year report or notes thereto.

SIGNIFICANT EVENTS AFTER BALANCE DATE

There has not been any matter or circumstance, other than that referred to in the half-year report and notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly this information has not been disclosed in this report.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless stated otherwise) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

REGISTERED OFFICE

Level 2, 90 William Street, Melbourne, Victoria 3000

Signed in accordance with a resolution of the Board of Directors:

Associate Professor Andrew Lancelot Vizard
Chairman and Independent Director

Dated this 28th day of August 2008

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our review of the financial report of Phosphagenics Limited for the half-year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Don Brumley
Partner
Melbourne
28 August 2008

Income Statement

for the half-year ended 30 June 2008

	Notes	Consolidated 30 June 2008 $'000	Consolidated 30 June 2007 $'000
Revenue			
Sale of Goods	3a	446	92
Income from Government Grants	3a	457	335
Royalties	3a	539	860
Finance Revenue	3a	406	550
Total Revenue		1,848	1,837
Cost of Sales		(160)	(3)
Gross Profit		1,688	1,834
Rental Revenue	3a	49	43
Other income	3a	323	120
Employee and Directors benefits expenses	3b	(1,078)	(839)
Occupancy and communications expenses		(298)	(266)
Consulting and professional expenses		(470)	(734)
Administration expenses		(223)	(264)
Research expenses		(3,705)	(2,817)
Other expenses	3c	(407)	(551)
Loss before income tax		(4,121)	(3,474)
Income tax (expense)/credit	4	-	-
Loss attributable to members of the parent entity		(4,121)	(3,474)
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the parent			
- basic earnings per share		(0.70 cents)	(0.58 cents)
- diluted earnings per share		(0.70 cents)	(0.58 cents)

Balance Sheet

as at 30 June 2008

	Notes	Consolidated As at 30 June 2008 $'000	As at 31 December 2007 $'000
ASSETS			
Current Assets			
Cash and cash equivalents	6	15,630	10,715
Trade and other receivables		1,000	1,577
Inventories		9	15
Prepayments		189	64
Total Current Assets		**16,828**	**12,371**
Non-current Assets			
Intangible Assets		123,251	122,987
Goodwill		34,261	34,261
Property, plant and equipment		1,869	1,902
Total Non-current Assets		**159,381**	**159,150**
TOTAL ASSETS		**176,209**	**171,521**
LIABILITIES			
Current Liabilities			
Trade and other payables		615	818
Provisions		255	23
Total Current Liabilities		**870**	**841**
Non-Current Liabilities			
Deferred tax liabilities		36,918	36,918
Total Non-current Liabilities		**36,918**	**36,918**
TOTAL LIABILITIES		**37,788**	**37,759**
NET ASSETS		**138,421**	**133,762**
EQUITY			
Contributed Equity	11	170,316	161,544
Retained earnings		(60,163)	(50,042)
Reserves		28,268	28,260
Total Equity		**138,421**	**133,762**

Cash Flow Statement

for the half-year ended 30 June 2008

	Notes	Consolidated 30 June 2008 $'000	Consolidated 30 June 2007 $'000
Cash flows from operating activities			
Receipts from customers and related parties		1,628	499
Receipts of Government grants		457	42
Payments to suppliers and employees		(6,099)	(6,058)
Net cash flows from used in operating activities		**(4,014)**	**(5,517)**
Cash flows from investing activities			
Interest received		286	567
Purchase of property, plant and equipment		(130)	(108)
Net cash flows from investing activities		**156**	**459**
Cash flows from financing activities			
Proceeds from share issues		8,773	6,935
Net cash flows from financing activities		**8,773**	**6,935**
Net increase in cash and cash equivalents		4,915	1,877
Cash and cash equivalents at beginning of the period		10,715	14,425
Cash and cash equivalents at end of the period	6	**15,630**	**16,302**

Statement of Changes in Equity

for the half-year ended 30 June 2008

	Consolidated				
	Ordinary Shares	Employee Benefits Reserve	Revaluation Reserve	Retained Losses	Total
	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2008	161,543	448	27,812	(56,042)	133,761
Loss for the period *	-	-	-	(4,121)	(4,121)
Employee equity settled benefits	-	8	-	-	8
Issue of shares	8,773	-	-	-	8,773
Balance at 30 June 2008	**170,316**	**456**	**27,812**	**(60,163)**	**138,421**
Balance at 1 January 2007	154,608	208	27,812	(47,154)	135,474
Loss for the period *	-	-	-	(3,474)	(3,474)
Employee equity settled benefits	-	156	-	-	156
Issue of shares	6,935	-	-	-	6,935
Balance at 30 June 2007	**161,543**	**364**	**27,812**	**(50,628)**	**139,091**

* Balances represent the total recognised income and expense for the period.

Condensed Notes to the Financial Statements

for the half-year ended 30 June 2008

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

This general purpose condensed financial report for the half year ended 30 June 2008 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act, 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 31 December 2007 and be considered together with any public announcements made by Phosphagenics Limited during the half-year ended 30 June 2008 in accordance with the continuous disclosure obligations of the ASX Listing rules.

Changes in Accounting Policy

Since 1 January 2008 The Group has adopted the following Standards and Interpretations mandatory for annual Periods beginning on or after 1 January 2008. Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

- AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132,101,114,117,133,139,1,4,1023 and 1038)
- Interpretation 8 Scope of AASB 2 Share-based payments
- Interpretation 9 Reassessment of Embedded Derivatives
- Interpretation 10 Interim Financial Reporting

2. SEGMENT REPORTING

The Group comprises the following business segments:

- Nutraceuticals – licensing of dietary supplements, production and sale of products for the personal care industry.
- Pharmaceuticals – licensing of pharmaceuticals and transdermal technologies.

Business Segments
The following table presents revenue and profit information regarding business segments for the half-year periods ended 30 June 2008 and 30 June 2007.

	Continuing Operations			Total Operations
	Nutraceuticals $'000	**Pharmaceuticals $'000**	**Unallocated $'000**	**Consolidated $'000**
Half-year ended 30 June 2008				
Segment revenue	1,308	457	455	2,220
Segment result	553	(3,262)	(1,412)	(4,121)
Half-year ended 30 June 2007				
Segment revenue	1,069	335	596	2,000
Segment result	970	(2,682)	(1,762)	(3,474)

3. REVENUES AND EXPENSES

	Consolidated	
	30 June 2008 $'000	**30 June 2007 $'000**
a) Revenue & Income		
Sales revenue	446	92
Income from Commercial Ready grant	457	335
Royalties	539	860
	1,442	**1,287**
Interest revenue	406	550
Total finance revenue	**406**	**550**
Rental Revenue	49	43
Other income	323	120
Total revenue and income	**2,220**	**2,000**
b) Salaries and employee benefits expense		
Salaries and wages	(966)	(589)
Superannuation	(104)	(94)
Employee equity settled benefits	(8)	(156)
Total salaries and employee benefits expense	**(1,078)**	**(839)**
c) Other expenses		
Other operating expenses	(407)	(551)
Total other expenses	**(407)**	**(551)**
d) Seasonality of Operations		
Phosphagenics Limited operations are not affected by seasonality		

4. INCOME TAX

The major components of income tax expense for the half-year ended 30 June 2008 and 30 June 2007 are:

	Consolidated	
	30 June 2008 $'000	30 June 2007 $'000
Consolidated Income Statement		
Current income tax		
Current income tax credit/(expense)	-	-
Adjustments in respect of current income tax of previous years	-	-
Deferred income tax		
Relating to origination and reversal of temporary differences	-	-
Income tax reported in the consolidated income statement	-	-

5. DIVIDENDS PAID AND PROPOSED

There were no dividends declared or paid during the half year ended 30 June 2008. (2007: NIL)

6. CASH AND CASH EQUIVALENTS

	Consolidated	
	30 June 2008 $'000	31 December 2007 $'000
For the purposes of the half-year condensed cash flow statement, cash and cash equivalents are comprised of the following:		
Cash at bank and in hand	582	1,715
Short-term deposits	15,048	9,000
	15,630	10,715
Total Cash and Cash Equivalents	15,630	10,715

7. SHARE BASED PAYMENTS

During the six months ended 30 June 2008, no share options were granted under the Employee Share Option Plan (2007: 900,000). The following table lists the inputs to the model used for the half-year ended 30 June 2008.

	Consolidated	
	30 June 2008	30 June 2007
Dividend yield (%)	-	-
Expected volatility (%)	-	43.00
Risk-free interest rate (%)	-	6.08
Early exercise multiple / expected life	-	5.00
Contractual life (years)	-	5.00

8. INVENTORIES

There were no inventory write-downs recognised as an expense during the half-year ended 30 June 2008 (2007: NIL).

9. PROPERTY, PLANT & EQUIPMENT

Acquisitions and disposals

During the half-year ended 30 June 2008, the Group acquired assets with a cost of $142,625 (2007: $568,063).

10. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At 30 June 2008 the Group has commitments of $154,920 (2007: $221,539) relating to non-cancellable operating leases over the office and production facilities, which expire in 2008 and 2009.

11. CONTRIBUTED EQUITY

	Consolidated	
	30 June 2008 $'000	31 December 2007 $'000
Issued and paid up capital		
Ordinary shares fully paid (i)	**170,316**	**161,544**

(i) Ordinary shares
Fully paid ordinary shares carry one vote per share and carry the right to receive dividends

Movement in ordinary shares on issue	(No. '000's)	($'000's)
At 1 January 2008	603,440	161,544
Issue of shares	60,102	9,015
Transaction costs on share issue	-	(243)
At 30 June 2008	663,542	170,316
At 1 January 2007	580,105	154,608
Issue of shares	23,333	7,001
Exercise of options	2	-
Transaction costs on share issue	-	(65)
At 31 December 2007	**603,440**	**161,544**

(ii) Share options There were no options exercised during the period.	-	-

12. EVENTS AFTER THE BALANCE SHEET DATE

No events occurred between the balance sheet date and the date when these financial statements were authorised for issue.

Directors' Declaration

In accordance with a resolution of the directors of Phosphagenics Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

 (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and of its performance for the half year ended on that date; and

 (ii) complying with Accounting Standards AASB 134: Interim Financial Reporting and Corporations Regulations 2001: and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Melbourne, 28th August 2008

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

To the members of Phosphagenics Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half year financial report of Phosphagenics Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* . As the auditor of Phosphagenics Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

To the members of Phosphagenics Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half year financial report of Phosphagenics Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* . As the auditor of Phosphagenics Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Ernst & Young

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Phosphagenics Limited is not in accordance with the Corporations Act 2001, including:

i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and of its performance for the half-year ended on that date; and

ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Ernst & Young

Ernst & Young

Don Brumley
Partner
Melbourne
28 August 2008

Section 4: AUDIT ALERT

As at 30 June 2008 and as the date of this Report there are no matters of dispute or qualification or likely dispute or qualification.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Phosphagenics Limited

ACN/ARSN ACN 056 482 403

1. Details of substantial holder (1)

Name NextGen PET Ltd

ACN/ARSN (if applicable)

The holder became a substantial holder on 8 / 9 / 2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary shares	33,606,944	33,606,944	5.57%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
NextGen PET Ltd	See Annexure A and the equitable mortgage of shares attached as Annexure B	33,606,944 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
NextGen PET Ltd	Jogra Nominees Pty Ltd ACN 005 418 299	Jogra Nominees Pty Ltd ACN 005 418 299	33,606,904 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
NextGen PET Ltd	8/9/2008	N/A		33,606,904 ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
NextGen PET Ltd	c/o AAA Global Services, #2-A8, Cybertower 1, Ebene, Mauritius

Signature

Print name	VIVEK TANDON	capacity	DIRECTOR
sign here	[signature]	date	15 / 9 / 08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

Pursuant to the equitable mortgage of shares attached as Annexure B, NextGEN PET Ltd:

(a) may, following an event of default, have the power to exercise or control the exercise of a right to vote attached to the securities; and

(b) has the power to dispose of the securities or control the exercise of a power to dispose of the securities.

This is Annexure "B" of [20] pages referred to in Form 603 - "Notice of initial substantial holder" signed by me and dated

....

VIVEK TANDON

(Signature) DIRECTOR

MALLESONS STEPHEN JAQUES

"B"

Equitable Mortgage of Shares

Dated 8 September 2008

Jogra Nominees Pty Ltd (ACN 005 418 299) as trustee for the SM West Family Trust ("Mortgagor")
NextGen PET Ltd ("Mortgagee")

Mallesons Stephen Jaques
Level 50
Bourke Place
600 Bourke Street
Melbourne Vic 3000
Australia
T +61 3 9643 4000
F +61 3 9643 5999
DX 101 Melbourne
www.mallesons.com

Equitable Mortgage of Shares
Contents

Equitable Mortgage of Shares

Details

Parties	Mortgagor and Mortgagee	
Mortgagor	Name	Jogra Nominees Pty Ltd as trustee for the Trust
	ACN	005 418 299
	Address	Suite 4, 40-44 St Kilda Road, St Kilda, Victoria, 3182, Australia
	Email	swest@phosphagenics.com
	Attention	Dr Simon Michael West
Mortgagee	Name	NextGen PET Ltd
	Company Number	076360 C2/GBL
	Address	c/o AAA Global Services, #2-A8, Cybertower 1, Ebene, Mauritius
	Email	vivek@aloe-group.com
	Attention	Vivek Tandon
Date of mortgage	See Signing page	

Equitable Mortgage of Shares

General terms

1 Interpretation

1.1 Terms defined in the Put Option and Guarantee Agreement

A term which has a defined meaning in the Put Option and Guarantee Agreement has the same meaning when used in this mortgage unless it is expressly defined in this mortgage, in which case the meaning in this mortgage applies.

1.2 Definitions

These meanings apply unless the contrary intention appears:

Attorney means each attorney appointed by the Mortgagor under clause 12 ("Power of attorney").

Authorised Officer means:

(a) in the case of the Mortgagee, a director or secretary, or any other person appointed by the Mortgagee as an Authorised Officer for the purposes of this mortgage; and

(b) in the case of the Mortgagor, Dr Simon Michael West.

Controlling Participant means the Mortgagee in its capacity as controlling participant of all Guarantee Collateral that is an Approved Financial Product under the Settlement Rules, or such other controlling participant who has entered into the Sponsorship Agreement.

Costs includes costs, charges and expenses, including those incurred in connection with advisers.

Details means the section of this mortgage headed "Details".

Encumbrance means any:

(a) security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power or title retention or flawed deposit arrangement; or

(b) right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off; or

(c) third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Event of Default means the event that Dr West fails to honour his payment obligations under the Put Option and Guarantee Agreement.

Guarantee Collateral means the Mortgagor's right, title and interest in the following shares in Phosphagenics Ltd (ACN 056 482 403)

Number of shares	Class of securities	HIN/PID
33,606,944	Fully paid ordinary shares	#insert#

together with the Mortgagor's right title and interest in any Spin Off Shares.

Material Adverse Effect means a material adverse effect on:

(a) the Mortgagor's ability to comply with its obligations under this mortgage; or

(b) the value of the Guarantee Collateral.

Mortgagee means the person so described in the Details.

Mortgagor means the person so described in the Details.

NAB Charge means the fixed and floating charge granted by the Mortgagor dated 10 august 2006.

NAB Secured Shares means the 16,077,714 shares in Phosphagenics Ltd (ACN 056 482 403) charged in favour of National Australia Bank Limited pursuant to the NAB Charge.

Put Option and Guarantee Agreement means the Put Option and Guarantee Agreement entered into by Dr Simon Michael West, the Mortgagor, the Mortgagee, AlphaPET Ltd and others dated on or about the 17th December 2007.

Secured Amount means €3,759,399.

Settlement Rules means the Settlement Rules issued by the ASX Settlement and Transfer Corporation (ABN 49 008 504 532).

Shares means the shares in Phosphagenics Ltd (ACN 056 482 403) held by the Mortgagor.

Spin Off Shares means the right, title and interest of the Mortgagor in any bonus issue, rights issue, allotment, offer, distribution, dividend or right to take up shares in another corporation, trust or other entity in connection with the Guarantee Collateral.

Spin Off NAB Shares means the right, title and interest of the Mortgagor in any bonus issue, rights issue, allotment, offer, distribution, dividend or right to take up shares in another corporation, trust or other entity in connection with the NAB Secured Shares. **Sponsorship Agreement** means the sponsorship agreement entered into between the Controlling Participant, the Mortgagor and the Mortgagee on terms acceptable to the Mortgagee, and under which the Controlling Participant is the sponsor of all Guarantee Collateral that is an Approved Financial Product under the Settlement Rules.

Taxes means taxes, levies, imposts, charges and duties imposed by any authority (including stamp and transaction duties) together with any related interest,

penalties, fines and expenses in connection with them, except if imposed on, or calculated having regard to, the overall net income of the Mortgagee.

Trust means the SM West Family Trust constituted by the Trust Deed.

Trust Deed means the deed of settlement between Harry Rosen as settlor and W.S.R. Pty Ltd as trustee dated 14 December 1981 as amended by a deed of acceptance dated 1 February 2007 between Simon Michael West as appointor and Jogra Nominees Pty Ltd as incoming trustee.

1.3 Settlement Rules

All expressions used in this mortgage which are defined or adopted in the Settlement Rules have the meanings given to them or adopted in respect of them in the Settlement Rules, unless the context otherwise requires.

1.4 References to certain general terms

Unless the contrary intention appears, in this mortgage:

(a) a reference to a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually;

(d) a reference to any thing (including an amount) is a reference to the whole and each part of it;

(e) a reference to a document (including this mortgage) includes any variation or replacement of it;

(f) the word "law" includes common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) a reference to accounting standards is a reference to the accounting standards as defined in the Corporations Act and a reference to an accounting term is a reference to that term as it is used in those accounting standards, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(h) a reference to Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(i) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(j) a reference to a particular person includes the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(k) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind; and

(l) a reference to the Corporations Act is a reference to the Corporations Act 2001 (Cwlth).

1.5 Number

The singular includes the plural and vice versa.

1.6 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this deed.

1.7 Capacity of Mortgagor

The Mortgagor is liable under this mortgage in its personal capacity and in its capacity as trustee of the Trust, and every reference in this mortgage to any property, asset, undertaking, matter or thing held by or in any way relating to the Mortgagor will be construed as extending to and, unless the context indicates a contrary intention, binding on all such property, and every such asset, undertaking, matter or thing that at any time is held by, or relates to, the Mortgagor either in its personal capacity or as trustee of the Trust.

2 Mortgage

2.1 Mortgage

The Mortgagor assigns to the Mortgagee the Guarantee Collateral by way of equitable mortgage.

2.2 Mandatory action

To the extent that any law requires that something must be done (such as obtaining consent) before the Mortgagor may validly mortgage any of the Guarantee Collateral, the mortgage under clause 2.1 only takes effect in relation to that Guarantee Collateral when the thing required is done. The Mortgagor agrees to use reasonable endeavours to ensure and procure that it is done.

2.3 Consideration

The Mortgagor acknowledges giving this mortgage and incurring obligations and giving rights under this deed for valuable consideration received.

3 Dealings - such as selling or mortgaging

3.1 Restricted dealings

Without the consent of the Mortgagee and except as specifically provided in this clause 3, the Mortgagor may not, and may not agree to, do any of the following:

(a) dispose of the Guarantee Collateral;

(b) create or allow to exist another Encumbrance over the Guarantee Collateral. (However, the Mortgagor is not in breach of this clause if an

Encumbrance arises by operation of statute to secure an amount payable to an authority and the Mortgagor pays the amount within 14 days of its due date for payment);

(c) change the Controlling Participant in relation to any Guarantee Collateral that is an Approved Financial Product under the Settlement Rules, unless required or permitted under the Sponsorship Agreement;

(d) waive any of the Mortgagor's rights or release any person from its obligations in connection with the Guarantee Collateral; or

(e) assign or otherwise deal with the Guarantee Collateral, this mortgage or any interest in them, or allow any interest in them to arise or be varied.

3.2 Mortgagor may sell the Guarantee Collateral

The Mortgagor may at any time, with the Mortgagee's prior written consent, sell any of the Shares and NAB Secured Shares and/or Spin Off NAB Shares. If the Mortgagee does consent, it must give all necessary instructions to the Controlling Participant to allow the sale to occur.

3.3 Consent of Mortgagee

The Mortgagee must consent to any sale by the Mortgagor under clause 3.2, if:

(a) the Mortgagor requests the consent and provides details of the sale the consideration of which needs to be in cash; and

(b) those details show that the sale will realise an amount which is equal to or more than the Secured Amount.

3.4 Letter of credit

Subject to clause 3.6, immediately after the Mortgagor receives the proceeds of a sale of Shares and Spin Off Shares under clause 3.2 and/or clause 3.3, it shall obtain a letter of credit:

(a) for an amount equal to the lesser of those proceeds and the Secured Amount,

(b) in favour of the Mortgagee, and

(c) in a form and from a financial institution satisfactory to the Mortgagee,

and shall deliver that letter of credit to the Mortgagee.

3.5 Excess of proceeds over Secured Amount

Where the proceeds of a sale or sales pursuant to clause 3.2 and/or clause 3.3 exceed the Secured Amount, the Mortgagee must release all remaining Guarantee Collateral and any contingent charge by the Mortgagee on the NAB Secured Shares and/or Spin Off NAB Shares pursuant to clause 6.3. The Mortgagee acknowledges that the Mortgagor may keep any of the proceeds of sale that exceed the amount of the Secured Amount provided that the Mortgagor has obtained a letter of credit in favour of the Mortgagee for the Secured Amount in accordance with clause 3.4.

3.6 Proceeds of sale less than the Secured Amount

Where the proceeds of a sale or sales pursuant to clause 3.2 and/or 3.3 are less than the Secured Amount, the Mortgagor may request the Mortgagee to allow it to keep some of the proceeds of sale. The Mortgagee must so agree if:

(a) the release of the proceeds of sale shall not reduce the market value of the Shares and/or the Spin Off Shares and the NAB Secured Shares and/or the Spin Off NAB Shares (based upon the price at which the Shares are sold) to an amount which is less than three times the Secured Amount; and

(b) the Mortgagee obtains a letter of credit for an amount equal to at least half the proceeds of sale and otherwise in accordance with clause 3.4(b) and (c).

3.7 Where the law allows for creation of Encumbrance without consent

The Mortgagor confirms and agrees that any law which entitles the Mortgagor to create another Encumbrance over the Guarantee Collateral and the NAB Secured Shares and/or the Spin Off NAB Shares without the consent of the Mortgagee shall not be applicable for the purposes of this deed and that it shall refrain from creating any other Encumbrance over the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares except in the manner otherwise provided in this deed. t

4 Other Encumbrances

4.1 Priority agreement

If the Mortgagee asks, the Mortgagor agrees to obtain an agreement acceptable to the Mortgagee regulating priority between this mortgage and any other Encumbrance over the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares (other than the NAB Charge).

4.2 Amount secured by other Encumbrance

The Mortgagor agrees to ensure that the amount secured under any other Encumbrance over the Guarantee Collateral and the NAB Secured Shares is not increased without the Mortgagee's consent.

4.3 Obligations under other Encumbrance

The Mortgagor agrees to comply with all obligations under any other Encumbrance over the Guarantee Collateral and the NAB Secured Shares and/or the Spin Off NAB Shares.

5 Dividends and votes

5.1 Before an Event of Default

Until an Event of Default occurs or the Guarantee Collateral is registered in the Mortgagee's name:

(a) the Mortgagor is entitled to retain all dividends or other income in respect of the Guarantee Collateral; and

(b) the Mortgagor may exercise rights to take up further shares in Phosphagenics Ltd; and

(c) the Mortgagor may exercise any voting power in respect of the Guarantee Collateral and the NAB Secured Shares and/or the Spin Off NAB Shares as it sees fit; and

(d) the Mortgagee may not exercise any voting power in respect of the Guarantee Collateral without the Mortgagor's consent.

5.2 After an Event of Default

If an Event of Default occurs or the Guarantee Collateral is registered in the Mortgagee's name, then all rights of the Mortgagor under clause 5.1 ("Before an Event of Default") immediately cease and:

(a) the Mortgagor agrees to procure that all dividends or other income in respect of the Guarantee Collateral are paid directly to the Mortgagee; and

(b) the Mortgagee is entitled to exercise the rights referred to in clauses 5.1(b) and 5.1(c) ("Before an Event of Default").

5.3 No obligation on Mortgagee

The Mortgagee need not:

(a) do anything to obtain payment of any dividends or other income in respect of the Guarantee Collateral; or

(b) vote at any meeting of shareholders of Phosphagenics Limited; or

(c) exercise rights in respect of the Guarantee Collateral; or

(d) sell the Guarantee Collateral,

even if it has reason to believe that the value of the Guarantee Collateral may fall. The Mortgagee is not responsible for loss as a result of such a failure to act or delay in so acting.

6 Maintaining the Guarantee Collateral

6.1 The Mortgagor agrees to:

(a) (calls and Taxes) pay on time all amounts for which the Mortgagor is liable as owner of the Guarantee Collateral, including calls, instalments and Taxes; and

(b) (Sponsorship Agreement) if any Guarantee Collateral is an Approved Financial Product under the Settlement Rules, ensure that at all times, a Sponsorship Agreement is in force; and

(c) (Holder Record Lock) use reasonable endeavours to remove any Holder Record Lock on the Guarantee Collateral; and

(d) (value) not do anything, or permit anything to be done, or fail to do anything, that materially lowers or might materially lower the value of the Guarantee Collateral and the NAB Secured Shares and/or the Spin Off NAB Shares; and

(e) (notices) at the Mortgagee's request, give the Mortgagee a copy of any notice and any report given to the shareholders of Phosphagenics Ltd; and

(f) (laws) comply with all laws and requirements of authorities and the Mortgagor's other obligations in connection with the Guarantee Collateral to the extent that failure to do so would have, or is likely to have, a Material Adverse Effect.

6.2 Trust covenants

The Mortgagor will:

(a) (New trustee): immediately notify the Mortgagee in writing if it ceases to be the trustee of the Trust, and procure that any new trustee executes in favour of the Mortgagee any documents, guarantees and Encumbrances which the Mortgagee requires and which are no more onerous than those required or obtained by the Mortgagee under or in relation to this mortgage;

(b) (Determination of Trust etc): notify the Mortgagee immediately in writing if the Trust is determined or for any reason ceases to exist, or if it is required or directed by any of the beneficiaries of the Trust to do any act or thing in relation to the Trust or the trust funds of the Trust;

(c) (No distribution): procure that no distribution of any of the capital of the Trust is made without the Mortgagee's prior written consent, which consent shall not be unreasonably withheld if the distribution emanates from assets of the Trust other than the Guarantee Collateral, the NAB Secured Shares and/or Spin Off NAB Shares;

(d) (Trust statements): provide the Mortgagee whenever required by the Mortgagee with a copy of the current financial statement of the Trust certified as correct by an auditor approved by the Mortgagee, and such explanations and verifications as the Mortgagee from time to time requires; and

(e) (Interest not to be subjugated): not without the Mortgagee's prior written consent, and until the satisfaction of all the obligations imposed on it by this deed, exercise in its own favour personally any right of indemnification, reimbursement, recoupment, lien or charge to which it might be entitled personally against any beneficiary or against or in respect of money or other assets forming part of the Trust.

6.3 Undertakings regarding NAB Secured Shares

(a) The Mortgagor undertakes to use all reasonable endeavours to obtain a release of the NAB Secured Shares and/or Spin Off NAB Shares from the NAB Charge within 24 months from the date of this mortgage. Following the release of the NAB Secured Shares and/or Spin Off NAB Shares from the NAB Charge the Mortgagor agrees to immediately enter

into a mortgage over the NAB Secured Shares and/or Spin Off NAB Shares in favour of the Mortgagee on the same terms as this mortgage.

(b) If the Mortgagor is unable to obtain a release of the NAB Secured Shares and/or Spin Off NAB Shares as required by clause 6.3(a) then the Mortgagee shall be entitled to provide different securities to National Australia Bank Limited in order to obtain the release of the NAB Secured Shares and/or Spin Off NAB Shares.

(c) If the NAB Secured Shares and Spin Off NAB Shares are released as a result of the Mortgagee providing alternate securities to National Australia Bank Limited pursuant to clause 6.3(b) then, in consideration and as payment for the Mortgagee providing such alternate securities, the Mortgagor shall immediately transfer the NAB Secured Shares and/or Spin Off NAB Shares to the Mortgagee for n no additional consideration and/or charges. The Mortgagor shall not be entitled to a retransfer of the shares transferred to the Mortgagee pursuant to this clause 6.3(b) and the Mortgagor shall be released of any obligations it has to the Mortgagee in respect of the NAB Secured Shares

7 Representations and warranties

7.1 Representations and warranties

The Mortgagor represents and warrants (except in relation to matters disclosed to the Mortgagee and accepted by the Mortgagee in writing) that:

(a) (incorporation and existence) if the Mortgagor is a company, it has been incorporated in accordance with the laws of its place of incorporation, is validly existing under those laws and has power and authority to carry on its business as it is now being conducted; and

(b) (power) it has power to enter into this mortgage and comply with its obligations under it; and

(c) (no contravention or exceeding power) this mortgage and the transactions under it do not contravene its constituent documents (if any) or any law or obligation by which it is bound or to which any of its assets are subject, or cause a limitation on its powers (or, to the extent applicable, the powers of its directors) to be exceeded; and

(d) (authorisations) it has in full force and effect the authorisations necessary for it to enter into this mortgage, to comply with its obligations and exercise its rights under it and allow it to be enforced; and

(e) (validity of obligations) its obligations under this mortgage are valid and binding and are enforceable against it in accordance with its terms; and

(f) (benefit) it benefits by entering into the Put Option and Guarantee Agreement to which it is a party; and

(g) (Event of Default) no Event of Default is continuing; and

(h) (Mortgagee's rights take priority) the Mortgagee's rights rank in priority to any claim of the Mortgagor over the Guarantee Collateral

7.2 Trust representations and warranties

The Mortgagor further represents and warrants to the Mortgagee that

(a) (Trustee): the Mortgagor has power to enter into this mortgage in its capacity as trustee of the Trust and to mortgage the property of the Trust as provided in this mortgage;

(b) (Trust validly created): the Trust has been validly created and is in existence at the date of this mortgage;

(c) (Trustee validly appointed): the Mortgagor has been validly appointed as trustee of the Trust and is presently the sole trustee of the Trust;

(d) (Trust Deed): the Trust is solely constituted by the Trust Deed, a true copy of which has been provided to the Mortgagee or its agent before the date of this mortgage or will be given to the Mortgage or its agent at the Mortgagee's request;

(e) (Vesting date not declared): a date has not been declared under the Trust Deed as the date on which the Trust will be vested or come to an end;

(f) (No proceedings): no proceedings of any description have been or are likely to be commenced or threatened which could have a material adverse effect on the assets or financial position of the Trust or it's trusteeship of the Trust;

(g) (No acquisition of Trust assets): it has not done, or failed to do, any act whereby any of the assets of the Trust have been acquired by any other person, no assets of the Trust are presently registered in the name of any other person, and no person other than the beneficiaries previously notified to the Mortgagee has acquired any right of any kind whether vested or contingent in any asset of the Trust;

(h) (Commercial benefit): it is to the commercial benefit of the Trust that it enters into this mortgage in its capacity, inter alia, as trustee of the Trust, and mortgages the property of the Trust as provided in this mortgage; and

(i) (Rights of indemnity and exoneration against Trust assets): it has valid rights of indemnity and exoneration against the assets of the Trust, which rights are available for satisfaction of all liabilities and other obligations incurred by it under this mortgage.

7.3 Representations and warranties repeated

Each representation and warranty in this mortgage will be repeated on each day whilst any of the Secured Amount remains outstanding (whether or not then due for payment) with reference to the facts and circumstances then subsisting, as if made on each such day.

7.4 Reliance

The Mortgagor acknowledges that the Mortgagee has entered into the Put Option and Guarantee Agreement to which it is a party in reliance on the representations and warranties in this clause 7.

8 Payments

Manner of payment

The Mortgagor agrees to make payments under this mortgage:

(a) in full without set-off or counterclaim, and without any deduction in respect of Taxes unless prohibited by law; and

(b) if the payment relates to the Secured Amount, in the currency in which the payment is due.

9 Application of payments

9.1 Application of money

The Mortgagee must apply money it receives under this mortgage towards paying the Secured Amount in accordance with the Put Option and Guarantee Agreement unless the Mortgagee is obliged to pay the money to anyone with a prior claim.

9.2 Order of payment

The Mortgagee may use money received under this mortgage towards paying any part of the Secured Amount the Mortgagee chooses, including by paying a later instalment before an earlier instalment. This applies even if that part only falls due after the Mortgagee gives a notice of demand.

9.3 Remaining money

The Mortgagee agrees to pay any money remaining after the Secured Amount is paid to the Mortgagor (which the Mortgagee may do by paying it into an account in the Mortgagor's name).

10 Mortgagee's Powers

At any time after an Event of Default has occurred, the Mortgagee will be entitled to exercise any one or more of the following powers, without prejudice to any other right or remedy it may have, as it in its absolute discretion thinks fit:

(a) (Take possession): to take possession or control of or make use of the Guarantee Collateral or relinquish possession or control;

(b) (Convert to money): to convert, liquidate and reduce the Guarantee Collateral into money;

(c) (Register): to register itself or its nominee as the holder of all or any shares comprising the Guarantee Collateral;

(d) (Sell Guarantee Collateral): to sell or to concur in selling all or any part of the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares, or any interest in it, by public auction, private treaty or tender, for cash or on credit, in one lot or in parcels, with or without special conditions as to title or the time and the mode of payment of

purchase money and on any other terms as the Mortgagee thinks fit, with power to defer payment of any part of the purchase money, whether or not secured by an Encumbrance from the purchaser and to buy in and to rescind or vary any contract for sale, and to resell without being responsible for loss;

(e) (Contracts for sale): to exercise all or any rights, powers and remedies of the Mortgagor under any contract for sale and to execute those contracts, transfers, applications for transfer, assignments and assurances of the Guarantee Collateral in the name and on behalf of the Mortgagor or otherwise, and to do all other acts and things for implementing and completing any sale that the Mortgagee considers necessary;

(f) (Foreclose): to foreclose on the Guarantee Collateral absolutely free from all adverse estates, interests and rights;

(g) (Receive dividends): to receive all dividends, interest, income and other money payable on the Guarantee Collateral, and to apply any money received in or towards satisfaction of the Secured Amount without being liable to account for it;

(h) (Do all other things necessary): to do all things necessary to perform and observe any of the Mortgagor's covenants contained in this mortgage; and

(i) (Do all things as are expedient): to do all other acts and things without limitation as the Mortgagee thinks expedient.

11 Rights the Mortgagee may exercise at any time

11.1 Authority to deal

The Mortgagee may assign or otherwise deal with its rights under this mortgage with the consent of Dr Simon Michael West, which consent shall not be unreasonably withheld.

12 Power of attorney

12.1 Appointment

The Mortgagor irrevocably appoints the Mortgagee and each Authorised Officer of the Mortgagee individually as the Mortgagor's attorney and agrees to ratify anything an Attorney does under clause 12.2 ("Powers").

12.2 Powers

If an Event of Default is continuing an Attorney may:

(a) do anything which the Mortgagor can lawfully authorise an attorney to do in connection with this mortgage, the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares, or which the Attorney believes is expedient to give effect to any of the Mortgagee's rights (these things may be done in the Mortgagor's name or the Attorney's name, and they include signing and delivering documents, selling or transferring the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares, starting, conducting and defending legal proceedings); and

(b) delegate their powers (including this power) and revoke a delegation; and

(c) exercise their powers even if this involves a conflict of duty or they have a personal interest in doing so.

13 Termination

13.1 Termination of this deed

This deed will terminate and the Mortgagor and Mortgagee shall be forever released when:

(a) Successful Implementation of the Project has been achieved; or

(b) the Mortgagee elects not to exercise its Put Option within the period specified in clause 2.4.1 of the Put Option and Guarantee Agreement;

(c) the Purchase Consideration under the Put Option and Guarantee Agreement is paid to the Mortgagee, whether because it is paid by the Mortgagor or Dr Simon Michael West, or as a result of the application of the proceeds of sale of the Guarantee Collateral; or

(d) the parties so agree.

14 Notices and other communications

14.1 Form - all communications

Unless expressly stated otherwise in this mortgage, all notices, certificates, consents, approvals, waivers and other communications in connection with this mortgage must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

14.2 Form - communications sent by email

Communications sent by email need not be marked for attention in the way stated in clause 14.1 ("Form - all communications"). However, the email must state the first and last name of the sender.

Communications sent by email are taken to be signed by the named sender.

14.3 Delivery

Communications must be:

(a) left at the address set out or referred to in the Details; or

(b) sent by prepaid ordinary post (airmail, if appropriate) to the address set out or referred to in the Details; or

(c) sent by fax to the fax number set out or referred to in the Details; or

(d) sent by email to the address set out or referred to in the Details; or

(e) given in any other way permitted by law.

However, if the intended recipient has notified a changed address or fax number, then communications must be to that address or number.

14.4 When effective

Communications take effect from the time they are received or taken to be received under clause 14.5 ("When taken to be received") (whichever happens first) unless a later time is specified.

14.5 When taken to be received

Communications are taken to be received:

(a) if sent by post, three days after posting (or seven days after posting if sent from one country to another); or

(b) if sent by fax, at the time shown in the transmission report as the time that the whole fax was sent; or

(c) if sent by email:

(i) when the sender receives an automated message confirming delivery; or

(ii) four hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered,

whichever happens first.

15 General

15.1 Remedies cumulative

The rights and remedies of the Mortgagee under this mortgage are in addition to other rights and remedies given by law independently of this mortgage.

15.2 Rights and obligations are unaffected

Rights given to the Mortgagee under this mortgage and the Mortgagor's liabilities under it are not affected by anything which might otherwise affect them at law.

15.3 Inconsistent law

To the extent permitted by law, this mortgage prevails to the extent it is inconsistent with any law.

15.4 Superannuation legislation

If the Superannuation Industry (Supervision) Act 1993 (Cwlth) prohibits the Mortgagor from mortgaging any of the Guarantee Collateral, this mortgage does not extend to the Guarantee Collateral.

15.5 Variation and waiver

Unless this mortgage expressly states otherwise, a provision of this mortgage, or right created under it, may not be waived or varied except in writing signed by the party or parties to be bound.

15.6 Counterparts

This mortgage may consist of a number of copies, each signed by one or more parties to the mortgage. If so, the signed copies are treated as making up the one document.

15.7 Governing law

This mortgage is governed by the law in force in Victoria, Australia. The Mortgagor and the Mortgagee submit to the non-exclusive jurisdiction of the courts of that place.

15.8 Serving documents

Without preventing any other method of service any document in a court action may be served on a party by being delivered or left at that party's address for service of notice under clause 14.3 ("Delivery").

15.9 **Indemnity**

The Mortgagor will on demand indemnify and keep the Mortgagee indemnified in respect of all costs, expenses, liabilities, losses, and taxes on supplies incurred by the Mortgagee:

(a) in the exercise, attempted exercise or non-exercise of any power, including those resulting from any mistake, oversight, error of judgment or want of prudence on the part of the Mortgagee, unless the same is due to actual fraud or wilful misconduct;

(b) as a consequence of the occurrence of any Event of Default;

(c) as a consequence of any call made or any other money payable or other liability arising in relation to the Guarantee Collateral;

(d) by reason of this mortgage; and

(e) in respect of any act or omission for which the Mortgagee is exonerated by this mortgage,

and the Mortgagor will defend all actions, proceedings, claims or demands brought by any person in relation to any matter the subject of this indemnity.

EXECUTED as a deed

Equitable Mortgage of Shares

Signing page

DATED: 8 September 2008

EXECUTED by JOGRA NOMINEES PTY LTD in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:	)	
.... Signature of director	)	.... Signature of director/company secretary* *delete whichever is not applicable
BOHDANKA WEST Name of director (block letters)	)	S. M. WEST Name of director/company secretary* (block letters) *delete whichever is not applicable

EXECUTED by NextGen PET Pty Ltd in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:	)	
.... Signature of director	)	.... Signature of director/~~company secretary*~~ *delete whichever is not applicable
.... Name of director (block letters)	)	VIVEK TANDON Name of director/company secretary* (block letters) *delete whichever is not applicable

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Phosphagenics Limited

ACN/ARSN: ACN 056 482 403

1. Details of substantial holder (1)

Name: NextGen PET Ltd

ACN/ARSN (if applicable):

The holder became a substantial holder on 08/09/2008

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	33,606,944	33,606,944	5.06%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
NextGen PET Ltd	See Annexure A and the equitable mortgage of shares attached as Annexure B	33,606,944 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
NextGen PET Ltd	Jogra Nominees Pty Ltd ACN 005 418 299	Jogra Nominees Pty Ltd ACN 005 418 299	33,606,944 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
NextGen PET Ltd	08/09/2008	N/A		33,606,944 ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
NextGen PET Ltd	c/o AAA Global Services, #2-A8, Cybertower 1, Ebene, Mauritius

Signature

print name GYANESHWARNATH GOWREA capacity DIRECTOR

sign here [signature] date 18 / 9 / 2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is Annexure "B" of 21 pages referred to in Form 603 - "Notice of initial substantial holder" signed by me and dated 18/9/2008.

....

(Signature)

MALLESONS STEPHEN JAQUES

"8"

Equitable Mortgage of Shares

Dated 8 September 2008

Jogra Nominees Pty Ltd (ACN 005 418 299) as trustee for the SM West Family Trust ("Mortgagor")
NextGen PET Ltd ("Mortgagee")

Mallesons Stephen Jaques
Level 50
Bourke Place
600 Bourke Street
Melbourne Vic 3000
Australia
T +61 3 9643 4000
F +61 3 9643 5999
DX 101 Melbourne
www.mallesons.com

Equitable Mortgage of Shares
Contents

Equitable Mortgage of Shares

Details

Parties	**Mortgagor and Mortgagee**	
Mortgagor	Name	Jogra Nominees Pty Ltd as trustee for the Trust
	ACN	005 418 299
	Address	Suite 4, 40-44 St Kilda Road, St Kilda, Victoria, 3182, Australia
	Email	swest@phosphagenics.com
	Attention	Dr Simon Michael West
Mortgagee	Name	NextGen PET Ltd
	Company Number	076360 C2/GBL
	Address	c/o AAA Global Services, #2-A8, Cybertower 1, Ebene, Mauritius
	Email	vivek@aloe-group.com
	Attention	Vivek Tandon
Date of mortgage	See Signing page	

Equitable Mortgage of Shares

General terms

1 Interpretation

1.1 Terms defined in the Put Option and Guarantee Agreement

A term which has a defined meaning in the Put Option and Guarantee Agreement has the same meaning when used in this mortgage unless it is expressly defined in this mortgage, in which case the meaning in this mortgage applies.

1.2 Definitions

These meanings apply unless the contrary intention appears:

Attorney means each attorney appointed by the Mortgagor under clause 12 ("Power of attorney").

Authorised Officer means:

(a) in the case of the Mortgagee, a director or secretary, or any other person appointed by the Mortgagee as an Authorised Officer for the purposes of this mortgage; and

(b) in the case of the Mortgagor, Dr Simon Michael West.

Controlling Participant means the Mortgagee in its capacity as controlling participant of all Guarantee Collateral that is an Approved Financial Product under the Settlement Rules, or such other controlling participant who has entered into the Sponsorship Agreement.

Costs includes costs, charges and expenses, including those incurred in connection with advisers.

Details means the section of this mortgage headed "Details".

Encumbrance means any:

(a) security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power or title retention or flawed deposit arrangement; or

(b) right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off; or

(c) third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

Event of Default means the event that Dr West fails to honour his payment obligations under the Put Option and Guarantee Agreement.

Guarantee Collateral means the Mortgagor's right, title and interest in the following shares in Phosphagenics Ltd (ACN 056 482 403)

Number of shares	Class of securities	HIN/PID
33,606,944	Fully paid ordinary shares	#insert#

together with the Mortgagor's right title and interest in any Spin Off Shares.

Material Adverse Effect means a material adverse effect on:

(a) the Mortgagor's ability to comply with its obligations under this mortgage; or

(b) the value of the Guarantee Collateral.

Mortgagee means the person so described in the Details.

Mortgagor means the person so described in the Details.

NAB Charge means the fixed and floating charge granted by the Mortgagor dated 10 august 2006.

NAB Secured Shares means the 16,077,714 shares in Phosphagenics Ltd (ACN 056 482 403) charged in favour of National Australia Bank Limited pursuant to the NAB Charge.

Put Option and Guarantee Agreement means the Put Option and Guarantee Agreement entered into by Dr Simon Michael West, the Mortgagor, the Mortgagee, AlphaPET Ltd and others dated on or about the 17th December 2007.

Secured Amount means €3,759,399.

Settlement Rules means the Settlement Rules issued by the ASX Settlement and Transfer Corporation (ABN 49 008 504 532).

Shares means the shares in Phosphagenics Ltd (ACN 056 482 403) held by the Mortgagor.

Spin Off Shares means the right, title and interest of the Mortgagor in any bonus issue, rights issue, allotment, offer, distribution, dividend or right to take up shares in another corporation, trust or other entity in connection with the Guarantee Collateral.

Spin Off NAB Shares means the right, title and interest of the Mortgagor in any bonus issue, rights issue, allotment, offer, distribution, dividend or right to take up shares in another corporation, trust or other entity in connection with the NAB Secured Shares. **Sponsorship Agreement** means the sponsorship agreement entered into between the Controlling Participant, the Mortgagor and the Mortgagee on terms acceptable to the Mortgagee, and under which the Controlling Participant is the sponsor of all Guarantee Collateral that is an Approved Financial Product under the Settlement Rules.

Taxes means taxes, levies, imposts, charges and duties imposed by any authority (including stamp and transaction duties) together with any related interest,

penalties, fines and expenses in connection with them, except if imposed on, or calculated having regard to, the overall net income of the Mortgagee.

Trust means the SM West Family Trust constituted by the Trust Deed.

Trust Deed means the deed of settlement between Harry Rosen as settlor and W.S.R. Pty Ltd as trustee dated 14 December 1981 as amended by a deed of acceptance dated 1 February 2007 between Simon Michael West as appointor and Jogra Nominees Pty Ltd as incoming trustee.

1.3 Settlement Rules

All expressions used in this mortgage which are defined or adopted in the Settlement Rules have the meanings given to them or adopted in respect of them in the Settlement Rules, unless the context otherwise requires.

1.4 References to certain general terms

Unless the contrary intention appears, in this mortgage:

(a) a reference to a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(b) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and each of them individually;

(c) an agreement, representation or warranty by two or more persons binds them jointly and each of them individually;

(d) a reference to any thing (including an amount) is a reference to the whole and each part of it;

(e) a reference to a document (including this mortgage) includes any variation or replacement of it;

(f) the word "law" includes common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(g) a reference to accounting standards is a reference to the accounting standards as defined in the Corporations Act and a reference to an accounting term is a reference to that term as it is used in those accounting standards, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(h) a reference to Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia;

(i) the word "person" includes an individual, a firm, a body corporate, an unincorporated association and an authority;

(j) a reference to a particular person includes the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(k) the words "including", "for example" or "such as" when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind; and

(l) a reference to the Corporations Act is a reference to the Corporations Act 2001 (Cwlth).

1.5 Number

The singular includes the plural and vice versa.

1.6 Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this deed.

1.7 Capacity of Mortgagor

The Mortgagor is liable under this mortgage in its personal capacity and in its capacity as trustee of the Trust, and every reference in this mortgage to any property, asset, undertaking, matter or thing held by or in any way relating to the Mortgagor will be construed as extending to and, unless the context indicates a contrary intention, binding on all such property, and every such asset, undertaking, matter or thing that at any time is held by, or relates to, the Mortgagor either in its personal capacity or as trustee of the Trust.

2 Mortgage

2.1 Mortgage

The Mortgagor assigns to the Mortgagee the Guarantee Collateral by way of equitable mortgage.

2.2 Mandatory action

To the extent that any law requires that something must be done (such as obtaining consent) before the Mortgagor may validly mortgage any of the Guarantee Collateral, the mortgage under clause 2.1 only takes effect in relation to that Guarantee Collateral when the thing required is done. The Mortgagor agrees to use reasonable endeavours to ensure and procure that it is done.

2.3 Consideration

The Mortgagor acknowledges giving this mortgage and incurring obligations and giving rights under this deed for valuable consideration received.

3 Dealings - such as selling or mortgaging

3.1 Restricted dealings

Without the consent of the Mortgagee and except as specifically provided in this clause 3, the Mortgagor may not, and may not agree to, do any of the following:

(a) dispose of the Guarantee Collateral;

(b) create or allow to exist another Encumbrance over the Guarantee Collateral. (However, the Mortgagor is not in breach of this clause if an

Encumbrance arises by operation of statute to secure an amount payable to an authority and the Mortgagor pays the amount within 14 days of its due date for payment);

(c) change the Controlling Participant in relation to any Guarantee Collateral that is an Approved Financial Product under the Settlement Rules, unless required or permitted under the Sponsorship Agreement;

(d) waive any of the Mortgagor's rights or release any person from its obligations in connection with the Guarantee Collateral; or

(e) assign or otherwise deal with the Guarantee Collateral, this mortgage or any interest in them, or allow any interest in them to arise or be varied.

3.2 Mortgagor may sell the Guarantee Collateral

The Mortgagor may at any time, with the Mortgagee's prior written consent, sell any of the Shares and NAB Secured Shares and/or Spin Off NAB Shares. If the Mortgagee does consent, it must give all necessary instructions to the Controlling Participant to allow the sale to occur.

3.3 Consent of Mortgagee

The Mortgagee must consent to any sale by the Mortgagor under clause 3.2, if:

(a) the Mortgagor requests the consent and provides details of the sale the consideration of which needs to be in cash; and

(b) those details show that the sale will realise an amount which is equal to or more than the Secured Amount.

3.4 Letter of credit

Subject to clause 3.6, immediately after the Mortgagor receives the proceeds of a sale of Shares and Spin Off Shares under clause 3.2 and/or clause 3.3, it shall obtain a letter of credit:

(a) for an amount equal to the lesser of those proceeds and the Secured Amount,

(b) in favour of the Mortgagee, and

(c) in a form and from a financial institution satisfactory to the Mortgagee,

and shall deliver that letter of credit to the Mortgagee.

3.5 Excess of proceeds over Secured Amount

Where the proceeds of a sale or sales pursuant to clause 3.2 and/or clause 3.3 exceed the Secured Amount, the Mortgagee must release all remaining Guarantee Collateral and any contingent charge by the Mortgagee on the NAB Secured Shares and/or Spin Off NAB Shares pursuant to clause 6.3. The Mortgagee acknowledges that the Mortgagor may keep any of the proceeds of sale that exceed the amount of the Secured Amount provided that the Mortgagor has obtained a letter of credit in favour of the Mortgagee for the Secured Amount in accordance with clause 3.4.

3.6 Proceeds of sale less than the Secured Amount

Where the proceeds of a sale or sales pursuant to clause 3.2 and/or 3.3 are less than the Secured Amount, the Mortgagor may request the Mortgagee to allow it to keep some of the proceeds of sale. The Mortgagee must so agree if:

(a) the release of the proceeds of sale shall not reduce the market value of the Shares and/or the Spin Off Shares and the NAB Secured Shares and/or the Spin Off NAB Shares (based upon the price at which the Shares are sold) to an amount which is less than three times the Secured Amount; and

(b) the Mortgagee obtains a letter of credit for an amount equal to at least half the proceeds of sale and otherwise in accordance with clause 3.4(b) and (c).

3.7 Where the law allows for creation of Encumbrance without consent

The Mortgagor confirms and agrees that any law which entitles the Mortgagor to create another Encumbrance over the Guarantee Collateral and the NAB Secured Shares and/or the Spin Off NAB Shares without the consent of the Mortgagee shall not be applicable for the purposes of this deed and that it shall refrain from creating any other Encumbrance over the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares except in the manner otherwise provided in this deed. t

4 Other Encumbrances

4.1 Priority agreement

If the Mortgagee asks, the Mortgagor agrees to obtain an agreement acceptable to the Mortgagee regulating priority between this mortgage and any other Encumbrance over the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares (other than the NAB Charge).

4.2 Amount secured by other Encumbrance

The Mortgagor agrees to ensure that the amount secured under any other Encumbrance over the Guarantee Collateral and the NAB Secured Shares is not increased without the Mortgagee's consent.

4.3 Obligations under other Encumbrance

The Mortgagor agrees to comply with all obligations under any other Encumbrance over the Guarantee Collateral and the NAB Secured Shares and/or the Spin Off NAB Shares.

5 Dividends and votes

5.1 Before an Event of Default

Until an Event of Default occurs or the Guarantee Collateral is registered in the Mortgagee's name:

(a) the Mortgagor is entitled to retain all dividends or other income in respect of the Guarantee Collateral; and

(b) the Mortgagor may exercise rights to take up further shares in Phosphagenics Ltd; and

(c) the Mortgagor may exercise any voting power in respect of the Guarantee Collateral and the NAB Secured Shares and/or the Spin Off NAB Shares as it sees fit; and

(d) the Mortgagee may not exercise any voting power in respect of the Guarantee Collateral without the Mortgagor's consent.

5.2 **After an Event of Default**

If an Event of Default occurs or the Guarantee Collateral is registered in the Mortgagee's name, then all rights of the Mortgagor under clause 5.1 ("Before an Event of Default") immediately cease and:

(a) the Mortgagor agrees to procure that all dividends or other income in respect of the Guarantee Collateral are paid directly to the Mortgagee; and

(b) the Mortgagee is entitled to exercise the rights referred to in clauses 5.1(b) and 5.1(c) ("Before an Event of Default").

5.3 **No obligation on Mortgagee**

The Mortgagee need not:

(a) do anything to obtain payment of any dividends or other income in respect of the Guarantee Collateral; or

(b) vote at any meeting of shareholders of Phosphagenics Limited; or

(c) exercise rights in respect of the Guarantee Collateral; or

(d) sell the Guarantee Collateral,

even if it has reason to believe that the value of the Guarantee Collateral may fall. The Mortgagee is not responsible for loss as a result of such a failure to act or delay in so acting.

6 Maintaining the Guarantee Collateral

6.1 The Mortgagor agrees to:

(a) **(calls and Taxes)** pay on time all amounts for which the Mortgagor is liable as owner of the Guarantee Collateral, including calls, instalments and Taxes; and

(b) **(Sponsorship Agreement)** if any Guarantee Collateral is an Approved Financial Product under the Settlement Rules, ensure that at all times, a Sponsorship Agreement is in force; and

(c) **(Holder Record Lock)** use reasonable endeavours to remove any Holder Record Lock on the Guarantee Collateral; and

(d) (value) not do anything, or permit anything to be done, or fail to do anything, that materially lowers or might materially lower the value of the Guarantee Collateral and the NAB Secured Shares and/or the Spin Off NAB Shares; and

(e) (notices) at the Mortgagee's request, give the Mortgagee a copy of any notice and any report given to the shareholders of Phosphagenics Ltd; and

(f) (laws) comply with all laws and requirements of authorities and the Mortgagor's other obligations in connection with the Guarantee Collateral to the extent that failure to do so would have, or is likely to have, a Material Adverse Effect.

6.2 Trust covenants

The Mortgagor will:

(a) **(New trustee)**: immediately notify the Mortgagee in writing if it ceases to be the trustee of the Trust, and procure that any new trustee executes in favour of the Mortgagee any documents, guarantees and Encumbrances which the Mortgagee requires and which are no more onerous than those required or obtained by the Mortgagee under or in relation to this mortgage;

(b) **(Determination of Trust etc)**: notify the Mortgagee immediately in writing if the Trust is determined or for any reason ceases to exist, or if it is required or directed by any of the beneficiaries of the Trust to do any act or thing in relation to the Trust or the trust funds of the Trust;

(c) **(No distribution)**: procure that no distribution of any of the capital of the Trust is made without the Mortgagee's prior written consent, which consent shall not be unreasonably withheld if the distribution emanates from assets of the Trust other than the Guarantee Collateral, the NAB Secured Shares and/or Spin Off NAB Shares;

(d) **(Trust statements)**: provide the Mortgagee whenever required by the Mortgagee with a copy of the current financial statement of the Trust certified as correct by an auditor approved by the Mortgagee, and such explanations and verifications as the Mortgagee from time to time requires; and

(e) **(Interest not to be subjugated)**: not without the Mortgagee's prior written consent, and until the satisfaction of all the obligations imposed on it by this deed, exercise in its own favour personally any right of indemnification, reimbursement, recoupment, lien or charge to which it might be entitled personally against any beneficiary or against or in respect of money or other assets forming part of the Trust.

6.3 Undertakings regarding NAB Secured Shares

(a) The Mortgagor undertakes to use all reasonable endeavours to obtain a release of the NAB Secured Shares and/or Spin Off NAB Shares from the NAB Charge within 24 months from the date of this mortgage. Following the release of the NAB Secured Shares and/or Spin Off NAB Shares from the NAB Charge the Mortgagor agrees to immediately enter

into a mortgage over the NAB Secured Shares and/or Spin Off NAB Shares in favour of the Mortgagee on the same terms as this mortgage.

(b) If the Mortgagor is unable to obtain a release of the NAB Secured Shares and/or Spin Off NAB Shares as required by clause 6.3(a) then the Mortgagee shall be entitled to provide different securities to National Australia Bank Limited in order to obtain the release of the NAB Secured Shares and/or Spin Off NAB Shares.

(c) If the NAB Secured Shares and Spin Off NAB Shares are released as a result of the Mortgagee providing alternate securities to National Australia Bank Limited pursuant to clause 6.3(b) then, in consideration and as payment for the Mortgagee providing such alternate securities, the Mortgagor shall immediately transfer the NAB Secured Shares and/or Spin Off NAB Shares to the Mortgagee for n no additional consideration and/or charges. The Mortgagor shall not be entitled to a retransfer of the shares transferred to the Mortgagee pursuant to this clause 6.3(b) and the Mortgagor shall be released of any obligations it has to the Mortgagee in respect of the NAB Secured Shares

7 Representations and warranties

7.1 Representations and warranties

The Mortgagor represents and warrants (except in relation to matters disclosed to the Mortgagee and accepted by the Mortgagee in writing) that:

(a) **(incorporation and existence)** if the Mortgagor is a company, it has been incorporated in accordance with the laws of its place of incorporation, is validly existing under those laws and has power and authority to carry on its business as it is now being conducted; and

(b) **(power)** it has power to enter into this mortgage and comply with its obligations under it; and

(c) **(no contravention or exceeding power)** this mortgage and the transactions under it do not contravene its constituent documents (if any) or any law or obligation by which it is bound or to which any of its assets are subject, or cause a limitation on its powers (or, to the extent applicable, the powers of its directors) to be exceeded; and

(d) **(authorisations)** it has in full force and effect the authorisations necessary for it to enter into this mortgage, to comply with its obligations and exercise its rights under it and allow it to be enforced; and

(e) **(validity of obligations)** its obligations under this mortgage are valid and binding and are enforceable against it in accordance with its terms; and

(f) **(benefit)** it benefits by entering into the Put Option and Guarantee Agreement to which it is a party; and

(g) **(Event of Default)** no Event of Default is continuing; and

(h) **(Mortgagee's rights take priority)** the Mortgagee's rights rank in priority to any claim of the Mortgagor over the Guarantee Collateral.

7.2 Trust representations and warranties

The Mortgagor further represents and warrants to the Mortgagee that

(a) **(Trustee)**: the Mortgagor has power to enter into this mortgage in its capacity as trustee of the Trust and to mortgage the property of the Trust as provided in this mortgage;

(b) **(Trust validly created)**: the Trust has been validly created and is in existence at the date of this mortgage;

(c) **(Trustee validly appointed)**: the Mortgagor has been validly appointed as trustee of the Trust and is presently the sole trustee of the Trust;

(d) **(Trust Deed)**: the Trust is solely constituted by the Trust Deed, a true copy of which has been provided to the Mortgagee or its agent before the date of this mortgage or will be given to the Mortgage or its agent at the Mortgagee's request;

(e) **(Vesting date not declared)**: a date has not been declared under the Trust Deed as the date on which the Trust will be vested or come to an end;

(f) **(No proceedings)**: no proceedings of any description have been or are likely to be commenced or threatened which could have a material adverse effect on the assets or financial position of the Trust or it's trusteeship of the Trust;

(g) **(No acquisition of Trust assets)**: it has not done, or failed to do, any act whereby any of the assets of the Trust have been acquired by any other person, no assets of the Trust are presently registered in the name of any other person, and no person other than the beneficiaries previously notified to the Mortgagee has acquired any right of any kind whether vested or contingent in any asset of the Trust;

(h) **(Commercial benefit)**: it is to the commercial benefit of the Trust that it enters into this mortgage in its capacity, inter alia, as trustee of the Trust, and mortgages the property of the Trust as provided in this mortgage; and

(i) **(Rights of indemnity and exoneration against Trust assets)**: it has valid rights of indemnity and exoneration against the assets of the Trust, which rights are available for satisfaction of all liabilities and other obligations incurred by it under this mortgage.

7.3 Representations and warranties repeated

Each representation and warranty in this mortgage will be repeated on each day whilst any of the Secured Amount remains outstanding (whether or not then due for payment) with reference to the facts and circumstances then subsisting, as if made on each such day.

7.4 Reliance

The Mortgagor acknowledges that the Mortgagee has entered into the Put Option and Guarantee Agreement to which it is a party in reliance on the representations and warranties in this clause 7.

8 Payments

Manner of payment

The Mortgagor agrees to make payments under this mortgage:

(a) in full without set-off or counterclaim, and without any deduction in respect of Taxes unless prohibited by law; and

(b) if the payment relates to the Secured Amount, in the currency in which the payment is due.

9 Application of payments

9.1 Application of money

The Mortgagee must apply money it receives under this mortgage towards paying the Secured Amount in accordance with the Put Option and Guarantee Agreement unless the Mortgagee is obliged to pay the money to anyone with a prior claim.

9.2 Order of payment

The Mortgagee may use money received under this mortgage towards paying any part of the Secured Amount the Mortgagee chooses, including by paying a later instalment before an earlier instalment. This applies even if that part only falls due after the Mortgagee gives a notice of demand.

9.3 Remaining money

The Mortgagee agrees to pay any money remaining after the Secured Amount is paid to the Mortgagor (which the Mortgagee may do by paying it into an account in the Mortgagor's name).

10 Mortgagee's Powers

At any time after an Event of Default has occurred, the Mortgagee will be entitled to exercise any one or more of the following powers, without prejudice to any other right or remedy it may have, as it in its absolute discretion thinks fit:

(a) **(Take possession)**: to take possession or control of or make use of the Guarantee Collateral or relinquish possession or control;

(b) **(Convert to money)**: to convert, liquidate and reduce the Guarantee Collateral into money;

(c) **(Register)**: to register itself or its nominee as the holder of all or any shares comprising the Guarantee Collateral;

(d) **(Sell Guarantee Collateral)**: to sell or to concur in selling all or any part of the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares, or any interest in it, by public auction, private treaty or tender, for cash or on credit, in one lot or in parcels, with or without special conditions as to title or the time and the mode of payment of

purchase money and on any other terms as the Mortgagee thinks fit, with power to defer payment of any part of the purchase money, whether or not secured by an Encumbrance from the purchaser and to buy in and to rescind or vary any contract for sale, and to resell without being responsible for loss;

(e) **(Contracts for sale)**: to exercise all or any rights, powers and remedies of the Mortgagor under any contract for sale and to execute those contracts, transfers, applications for transfer, assignments and assurances of the Guarantee Collateral in the name and on behalf of the Mortgagor or otherwise, and to do all other acts and things for implementing and completing any sale that the Mortgagee considers necessary;

(f) **(Foreclose)**: to foreclose on the Guarantee Collateral absolutely free from all adverse estates, interests and rights;

(g) **(Receive dividends)**: to receive all dividends, interest, income and other money payable on the Guarantee Collateral, and to apply any money received in or towards satisfaction of the Secured Amount without being liable to account for it;

(h) **(Do all other things necessary)**: to do all things necessary to perform and observe any of the Mortgagor's covenants contained in this mortgage; and

(i) **(Do all things as are expedient)**: to do all other acts and things without limitation as the Mortgagee thinks expedient.

11 Rights the Mortgagee may exercise at any time

11.1 Authority to deal

The Mortgagee may assign or otherwise deal with its rights under this mortgage with the consent of Dr Simon Michael West, which consent shall not be unreasonably withheld.

12 Power of attorney

12.1 Appointment

The Mortgagor irrevocably appoints the Mortgagee and each Authorised Officer of the Mortgagee individually as the Mortgagor's attorney and agrees to ratify anything an Attorney does under clause 12.2 ("Powers").

12.2 Powers

If an Event of Default is continuing an Attorney may:

(a) do anything which the Mortgagor can lawfully authorise an attorney to do in connection with this mortgage, the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares, or which the Attorney believes is expedient to give effect to any of the Mortgagee's rights (these things may be done in the Mortgagor's name or the Attorney's name, and they include signing and delivering documents, selling or transferring the Guarantee Collateral and the NAB Secured Shares and/or Spin Off NAB Shares, starting, conducting and defending legal proceedings); and

(b) delegate their powers (including this power) and revoke a delegation; and

(c) exercise their powers even if this involves a conflict of duty or they have a personal interest in doing so.

13 Termination

13.1 Termination of this deed

This deed will terminate and the Mortgagor and Mortgagee shall be forever released when:

(a) Successful Implementation of the Project has been achieved; or

(b) the Mortgagee elects not to exercise its Put Option within the period specified in clause 2.4.1 of the Put Option and Guarantee Agreement;

(c) the Purchase Consideration under the Put Option and Guarantee Agreement is paid to the Mortgagee, whether because it is paid by the Mortgagor or Dr Simon Michael West, or as a result of the application of the proceeds of sale of the Guarantee Collateral; or

(d) the parties so agree.

14 Notices and other communications

14.1 Form - all communications

Unless expressly stated otherwise in this mortgage, all notices, certificates, consents, approvals, waivers and other communications in connection with this mortgage must be in writing, signed by the sender (if an individual) or an Authorised Officer of the sender and marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

14.2 Form - communications sent by email

Communications sent by email need not be marked for attention in the way stated in clause 14.1 ("Form - all communications"). However, the email must state the first and last name of the sender.

Communications sent by email are taken to be signed by the named sender.

14.3 Delivery

Communications must be:

(a) left at the address set out or referred to in the Details; or

(b) sent by prepaid ordinary post (airmail, if appropriate) to the address set out or referred to in the Details; or

(c) sent by fax to the fax number set out or referred to in the Details; or

(d) sent by email to the address set out or referred to in the Details; or

(e) given in any other way permitted by law.

However, if the intended recipient has notified a changed address or fax number, then communications must be to that address or number.

14.4 When effective

Communications take effect from the time they are received or taken to be received under clause 14.5 ("When taken to be received") (whichever happens first) unless a later time is specified.

14.5 When taken to be received

Communications are taken to be received:

(a) if sent by post, three days after posting (or seven days after posting if sent from one country to another); or

(b) if sent by fax, at the time shown in the transmission report as the time that the whole fax was sent; or

(c) if sent by email:

  (i) when the sender receives an automated message confirming delivery; or

  (ii) four hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered,

  whichever happens first.

15 General

15.1 Remedies cumulative

The rights and remedies of the Mortgagee under this mortgage are in addition to other rights and remedies given by law independently of this mortgage.

15.2 Rights and obligations are unaffected

Rights given to the Mortgagee under this mortgage and the Mortgagor's liabilities under it are not affected by anything which might otherwise affect them at law.

15.3 Inconsistent law

To the extent permitted by law, this mortgage prevails to the extent it is inconsistent with any law.

15.4 Superannuation legislation

If the Superannuation Industry (Supervision) Act 1993 (Cwlth) prohibits the Mortgagor from mortgaging any of the Guarantee Collateral, this mortgage does not extend to the Guarantee Collateral.

15.5 Variation and waiver

Unless this mortgage expressly states otherwise, a provision of this mortgage, or right created under it, may not be waived or varied except in writing signed by the party or parties to be bound.

15.6 Counterparts

This mortgage may consist of a number of copies, each signed by one or more parties to the mortgage. If so, the signed copies are treated as making up the one document.

15.7 Governing law

This mortgage is governed by the law in force in Victoria, Australia. The Mortgagor and the Mortgagee submit to the non-exclusive jurisdiction of the courts of that place.

15.8 Serving documents

Without preventing any other method of service any document in a court action may be served on a party by being delivered or left at that party's address for service of notice under clause 14.3 ("Delivery").

15.9 Indemnity

The Mortgagor will on demand indemnify and keep the Mortgagee indemnified in respect of all costs, expenses, liabilities, losses, and taxes on supplies incurred by the Mortgagee:

(a) in the exercise, attempted exercise or non-exercise of any power, including those resulting from any mistake, oversight, error of judgment or want of prudence on the part of the Mortgagee, unless the same is due to actual fraud or wilful misconduct;

(b) as a consequence of the occurrence of any Event of Default;

(c) as a consequence of any call made or any other money payable or other liability arising in relation to the Guarantee Collateral;

(d) by reason of this mortgage; and

(e) in respect of any act or omission for which the Mortgagee is exonerated by this mortgage,

and the Mortgagor will defend all actions, proceedings, claims or demands brought by any person in relation to any matter the subject of this indemnity.

EXECUTED as a deed

Equitable Mortgage of Shares

Signing page

DATED: 8 September 2008

EXECUTED by JOGRA NOMINEES PTY LTD in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

Signature of director

BOHDANNA WEST
Name of director (block letters)

Signature of director/company secretary*
*delete whichever is not applicable

S. M. WEST
Name of director/company secretary* (block letters)
*delete whichever is not applicable

EXECUTED by NextGen PET Pty Ltd in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

Signature of director

Name of director (block letters)

Signature of director/~~company secretary~~*
*delete whichever is not applicable

VIVEK TANDON
Name of director/company secretary* (block letters)
*delete whichever is not applicable

CLAYTON UTZ

Sydney Melbourne Brisbane Perth Canberra Darwin

Clayton Utz
Lawyers
Level 18
333 Collins Street
Melbourne VIC 3000
Australia

DX 38451
333 Collins VIC

T +61 3 9286 6000
F +61 3 9629 8488
www.claytonutz.com

18 September 2008

Company Announcements Office 1300 135 638
ASX Limited
Level 7
20 Bridge Street
SYDNEY NSW 2001

Our reference: 904/14535/80068017
Billback Id: 14535

Number of Pages - 25

Dear Sir/Madam

NextGen PET Ltd: Revised Notice of Initial Substantial Holder

We act for NextGen PET Ltd (**NextGen**).

On 15 September 2008, we lodged an ASIC Form 603 (Notice of initial substantial holder) on behalf of NextGen in relation to an equitable mortgage of shares in Phosphagenics Limited.

We attach a revised ASIC Form 603 (Notice of initial substantial holder) issued by NextGen PET Ltd in relation to the equitable mortgage of shares in Phosphagenics Limited.

In accordance with section 671B(6) of the Corporations Act 2001, we filed the original notice of initial substantial holder within 2 business days of our client becoming aware of its acquisition of a relevant interest in the 33,606,944 shares. Our client became aware of its acquisition of a relevant interest in the 33,606,944 shares on 12 September 2008 when our office received executed counterparts of the equitable mortgage of shares from the solicitors for Jogra Nominees Pty Ltd.

Yours sincerely

Dan Fitts, Partner
+61 3 9286 6904
dfitts@claytonutz.com

Contact: David Kwong, Lawyer
+61 3 9286 6370
dkwong@claytonutz.com

22nd September 2008

PHOSPHAGENICS

Company Announcement

AIM Update

The Board of Phosphagenics Limited (the "Company") (ASX: POH; AIM: PSG; OTCQX: PPGNY) today announces that the Company will cancel the admission of all of its securities to trading on AIM with effect from the close of business on Friday 31 October 2008.

The Board of the Company did not take this decision lightly and it was only after a detailed review of the interest and activity in the Company's securities as transacted on AIM together with the direct and indirect costs of maintaining the listing that the Board reached its decision. Over the past 4 year period in which the Company has had its shares listed on AIM the ASX monthly turnover has increased whilst the AIM monthly turnover has decreased.

As shareholders are aware, the shares of the Company have been listed and traded on the Australia Stock Exchange (the "ASX") since August 1992 and the Company has always regarded the ASX as the Company's primary listing.

At the date of the cancellation of admission to AIM, the Depositary Interest and Certificated Holders registers (as currently maintained by Computershare Investor Services Plc in Bristol) will be transferred into the Register of Members maintained on behalf of the Company by Computershare Investor Services Pty Ltd in Melbourne, Victoria, Australia.

Upon being transferred in to the Register of Members, each holder will then be sent a Holding Statement showing their entitlement to the shares and a unique Holder Identification Number ("HIN"). The unique HIN is the enabling mechanism through which trading in the Company's shares is facilitated. Shareholders who currently hold their interest in PSG through Depositary Interests or certificates will then be able to trade their securities in the Company through the ASX under security code: "POH".

Ends...

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Mourice Garbutt
Phosphagenics Limited
Company Secretary
+61 3 9605 5917

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

U.K. Contacts Details:
Hugh Field
Collins Stewart Europe Limited (Nomad)
+44 20 7523 8325

Share Registrar Contact Details:
Kevin Lo
Computershare Investor Services Pty Ltd
Client Relations Manager
+61 3 9415 5314

23rd September 2008

PHOSPHAGENICS

Company Announcement

Phosphagenics Announces Initiation of Phase 1 Clinical Trial in Humans for its Transdermal Lidocaine

Phosphagenics Limited ("Phosphagenics") (ASX: POH; AIM: PSG; OTCQX: PPGNY) announced today that it has initiated a phase 1 human clinical trial using its patented drug delivery system, TPM, for the targeted delivery of a leading pain relief drug, lidocaine. The trial will compare the dermal bioavailability and will measure the systemic exposure of lidocaine in one of the leading marketed products, Xylocaine® (5% lidocaine), and Phosphagenics' lidocaine (5% lidocaine).

Earlier this year, the Company's pre-clinical results demonstrated that through the utilisation of Phosphagenics' patented lidocaine formulation, skin concentration of lidocaine was approximately 900% higher 5 hours after topical application as compared to Xylocaine®. In addition, Phosphagenics' lidocaine was able to significantly increase the depth of lidocaine penetration by approximately 500% in the thigh muscle of animals treated compared to Xylocaine®.

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said; "Lidocaine is a well known topical anaesthetic used for a wide variety of ailments, including temporary relief of rashes, stings, sprains, strains, bites, and burns. However it has poor penetration into the dermis, frequently rendering it largely ineffective."

"Our pre-clinical study showed that Phosphagenics' lidocaine formulation has the potential to provide patients with rapid pain relief, while not increasing systemic exposure, and we are excited to continue moving this program forward efficiently," she said.

This most recent trial is being conducted at the Centre for Pharmaceutical Research, University of South Australia, under the guidance of Dr. David Foster, as the Principal Investigator. It is an open label, single centre bioavailability trial of dermal and systemic pharmacokinetics in 12 healthy adult volunteers incorporating secondary endpoints of safety and tolerability. The Company expects to report results of the phase 1 trial in the first quarter of 2009.

Harry Rosen, President and CEO at Phosphagenics said; "We believe we have a very attractive commercial product that has shown the potential to substantially enhance the current standard of care."

Ends...

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Dr. Esra Ogru
Phosphagenics Limited
Executive VP R&D
+61 3 9605 5900

Mary McSwiggan
Phosphagenics Limited
Investor Relations Manager
+61 3 9605 5907

U.S. Investor and Media Contacts:
Brian Ritchie
FD
+1 212 850 5683

END